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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:
Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster llp
425 Market Street
San Francisco, California 94105
(415) 268-7000

Item 1.    Subject Company Information.

        (a)   The name of the subject company is Mercury Interactive Corporation, a Delaware corporation ("Mercury" or the "Company"), and the address of the principal executive offices of the Company is 379 North Whisman Road, Mountain View, California 94043-3969; and its telephone number is: (650) 603-5200.

        (b)   The title of the class of equity securities to which this statement relates is the common stock, par value $0.002 per share, of the Company (the "Common Stock"). As of the close of business on August 1, 2006, there were 89,197,029 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b)    Tender Offer.    This statement relates to a tender offer by Mars Landing Corporation, a Delaware corporation ("Offeror"), and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"), disclosed in a Tender Offer Statement on Schedule TO, dated August 17, 2006 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $52.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 25, 2006 (as such agreement may be amended from time to time, the "Merger Agreement"), by and among Offeror, Hewlett-Packard and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the "DGCL"), Offeror will merge with and into the Company (the "Merger") and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Offeror, Hewlett-Packard and the Company which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the effective time of the Merger (the "Effective Time"), the Company will continue as a wholly-owned subsidiary of Hewlett-Packard (the Company after the Effective Time hereinafter referred to as the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Hewlett-Packard and Offeror is 3000 Hanover Street, Palo Alto, California 94304; and its telephone number is: (650) 857-1501.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the "Information Statement") as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Hewlett-Packard, Offeror or their executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Offeror's right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Mercury Board") other than at a meeting of the stockholders of the Company (such time hereinafter referred to as the "Appointment Time"). The Information Statement is incorporated herein by reference.

        (a)    Arrangements with Current Executive Officers and Directors of the Company.

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

  Cash Consideration Payable Pursuant to the Offer.

        If the non-employee directors (Giora Yaron, Brad Boston, Joseph Costello, Stanley Keller, Igal Kohavi, Clyde Ostler and Yair Shamir) and executive officers (Anthony Zingale, David Murphy, Sandra Escher, James Larson, Brian Stein and Yuval Scarlat) of the Company were to tender the shares of Common Stock they own for purchase pursuant to the Offer as they have agreed pursuant to the Tender and Voting Agreements (as defined below), they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted in the Merger into the right to receive the Offer Price, without interest. As of August 1, 2006, the Company's directors and executive officers owned in the aggregate 50,422 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Offeror at the Offer Price, the directors and executive officers would receive an aggregate of $2,621,944 in cash, without interest and less any required withholding taxes.

        As of August 1, 2006, the Company's directors and executive officers held in the aggregate options to purchase 2,621,813 shares of Common Stock, 1,389,206 of which were vested and exercisable as of that date, with exercise prices ranging from $15.50 to $67.88 per share and an aggregate weighted average exercise price of $42.37 per share.

  Director and Officer Indemnification and Insurance.

        Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company (the "Bylaws") provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company also has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. The description of the indemnification agreements entered into with the Company's directors and officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(6), which is incorporated herein by reference.

        Following the Effective Time, Parent has agreed to, and has agreed to cause the Surviving Corporation to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its current and former directors and officers (the "Indemnified Parties") and any indemnification provisions set forth in the Company's organizational documents as in effect at the Appointment Time with respect to any action, suit or proceeding commenced within six years following the Appointment Time, arising out of facts or circumstances occurring or existing prior to the Appointment Time. For a period of six years after the Appointment Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in the Certificate and Bylaws of the Company as in effect at the Appointment Time, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.

        For a period of six years after the Effective Time, Parent has also agreed to cause the Surviving Corporation to maintain directors' and officers' liability insurance covering the Indemnified Parties in an amount and on terms no less favorable than those currently applicable to them; provided that the Surviving Corporation shall not be obligated to pay an annual premium in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year.

  Change of Control Agreements with Current Executive Officers.

        Anthony Zingale, President and Chief Executive Officer of the Company, entered into an amended and restated change of control agreement with the Company dated February 8, 2006, providing that upon the involuntary termination of Mr. Zingale's employment (including resigning for good reason) or the termination of Mr. Zingale's employment as a result of disability or death within 18 months following a change of control of the Company, Mr. Zingale will be entitled to (i) severance pay equal to 24 months of his base salary and target bonus in effect as of the date his employment ceases, (ii) continued coverage under the Company's health, life, dental and other insurance programs for the 24-month severance pay period, (iii) accelerated vesting of all stock options and other forms of long-term compensation held by Mr. Zingale at the time of termination, and (iv) reimbursement for excise taxes that may be due by Mr. Zingale as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, all outstanding vested stock options granted prior to January 1, 2006, will remain exercisable until the later of the fifteenth day of the tenth month or the December 31st that follows the termination of Mr. Zingale's employment, and all outstanding vested options granted on or after January 1, 2006, will remain exercisable for a period of twelve months following the termination of Mr. Zingale's employment (in each case, subject to earlier termination under the terms of the option plan under which a particular option is granted or the expiration date or maximum term defined in the applicable award agreement evidencing the option). The consummation of the Offer and the Merger would constitute a change of control under Mr. Zingale's change of control agreement. The description of Mr. Zingale's change of control agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(3), which is incorporated herein by reference.

        David J. Murphy, Chief Financial Officer of the Company, entered into an amended and restated change of control agreement with the Company dated March 16, 2006, providing that upon the involuntary termination of Mr. Murphy's employment (including resigning for good reason) or the termination of Mr. Murphy's employment as a result of disability or death within 18 months following a change of control of the Company, Mr. Murphy will be entitled to (i) severance pay equal to 24 months of his base salary and target bonus in effect as of the date his employment ceases, (ii) continued coverage under the Company's health, life, dental and other insurance programs for the 24-month severance pay period, and (iii) accelerated vesting of all stock options and other forms of equity and long-term compensation held by Mr. Murphy at the time of termination. In addition, all outstanding vested stock options granted prior to January 1, 2006, will remain exercisable until the later of the fifteenth day of the third month following the date at which the option would otherwise have expired under the terms of the option at its original grant date, or the December 31st that follows the termination of Mr. Murphy's employment, and all outstanding vested options granted on or after January 1, 2006, will remain exercisable for a period of twelve months following the termination of Mr. Murphy's employment (in each case, subject to earlier termination under the terms of the option plan under which a particular option is granted and the expiration date or maximum term defined in the applicable award agreement evidencing the option). The consummation of the Offer and the Merger would constitute a change of control under Mr. Murphy's change of control agreement and his employment agreement amendment. The description of Mr. Murphy's change of control agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(4), which is incorporated herein by reference. In addition, as discussed in greater detail in the Information Statement attached hereto as Annex I, on June 15, 2006, Mr. Murphy entered into an amendment to his employment agreement pursuant to which he is eligible to receive a retention bonus in the aggregate amount of $1.5 million payable in installments. Mr. Murphy will receive promptly any unpaid portion of the $1.5 million retention bonus if his employment is terminated by the Company without cause or by Mr. Murphy for good reason, or if his employment terminates for any reason after a change of control (including consummation of the Offer and the Merger).

        Each of James Larson, Senior Vice President of Worldwide Field Operations; Yuval Scarlat, Senior Vice President, Products; Brian A. Stein, Chief Accounting Officer; and Sandra Escher, Senior Vice President, Global General Counsel and Secretary of the Company entered a change of control agreement with the Company, dated February 4, 2005, February 4, 2005, June 29, 2006, and June 29, 2006, respectively, providing that upon the involuntary termination (including resigning for good reason) or termination of such officer's employment as a result of disability or death within 18 months following a change of control of the Company, such officer will be entitled to (i) severance pay equal to 12 months of his or her base salary and target bonus in effect as of the date his or her employment ceases, (ii) continued coverage under the Company's health, life, dental and other insurance programs for the 12-month severance pay period, and (iii) accelerated vesting of all stock options and other forms of equity and long-term compensation held by him or her at the time of termination. The consummation of the Offer and Merger would constitute a change of control under each of these officers' change of control agreements. The change of control agreement entered into by each of Messrs. Larson, Scarlat and Stein and Ms. Escher is substantially similar to the form of the change of control filed as Exhibit (e)(5) hereto and the above description of their change of control agreements is qualified in its entirety by reference to such exhibit which is incorporated herein by reference.

  Option Acceleration of Current Directors.

        Pursuant to the Merger Agreement, Hewlett-Packard will not assume any outstanding stock options held by non-employee members of the Mercury Board. The vesting of stock options held by non-employee members of the Mercury Board will be accelerated in full immediately prior to the Appointment Time. Stock options held by any non-employee member of the Mercury Board who leaves the Mercury Board at the Appointment Time will be exercisable immediately prior to the Appointment Time until the earlier of (i) the latest possible date permitted under Section 409A of the Code and the regulations promulgated thereunder and (ii) the date that includes the Effective Time. Stock options held by any non-employee member of the Mercury Board who remains on the Mercury Board following the Appointment Time will be exercisable immediately prior to the Effective Time.

        As of August 1, 2006, the Company's directors held in the aggregate (excluding options to purchase an aggregate of 450,000 shares of Common Stock held by Mr. Zingale that were granted to him in his capacity as an employee of the Company) options to purchase 500,000 shares of Common Stock, 340,000 of which were unvested as of that date, with exercise prices ranging from $15.50 to $67.88 and an aggregate weighted average exercise price of $39.53 per share.

  Material Proceedings.

        For a description of the material proceedings to which a director or officer of the Company is a party, and the "Wells" notices received by each of the directors, Dr. Igal Kohavi, Mr. Yair Shamir, and Dr. Giora Yaron, from the Securities and Exchange Commission (the "SEC"), see Item 8 below.

        (b)    Arrangements with Offeror and Hewlett-Packard.

  Merger Agreement.

        The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

  Tender and Voting Agreements.

        The summary of the Tender and Voting Agreements, dated as of July 25, 2006, by and between Hewlett-Packard and the non-employee directors (Giora Yaron, Brad Boston, Joseph Costello, Stanley Keller, Igal Kohavi, Clyde Ostler and Yair Shamir) and executive officers (Anthony Zingale, David Murphy, Sandra Escher, James Larson, Brian Stein and Yuval Scarlat) of the Company (the "Tender and Voting Agreements") contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Voting Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

  Confidentiality Agreement.

        On January 30, 2006, the Company and Hewlett-Packard entered into a confidentiality agreement (the "Confidentiality Agreement"). Each party agreed that any information furnished to it or to its representatives, whether before or after the date of the Confidentiality Agreement, would be kept confidential and used only for purposes of evaluating a possible transaction and disclosed only to the representatives of the party, as may be required by law, or with the written consent of the other party. Hewlett-Packard agreed that it will not, and would cause its directors, officers, employees, and affiliates not to on its behalf, directly or indirectly, acquire or seek to acquire in any manner, beneficial ownership of any of the Company's securities or assets, including rights or options; seek to influence in any manner the management, the Mercury Board, governing instruments or policies or affairs of the Company, or make a request to amend or waive provisions of the Confidentiality Agreement; or make any public disclosure, or take any action which could require the Company to make any public disclosure with respect to the matters above, until the earlier of two years from the date of the Confidentiality Agreement, or the occurrence of certain events described in the Confidentiality Agreement. Subject to specified exceptions, for a period of 12 months from the date of the Confidentiality Agreement, each of the Company and Hewlett-Packard agreed not to solicit the employment of or hire any officer or senior manager of the other party.

Item 4.    The Solicitation or Recommendation.

        (a)    Recommendation.

        At a meeting held on July 24, 2006, the Mercury Board unanimously: (1) determined that the Merger Agreement is advisable; (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Mercury and its stockholders; (3) approved the Merger Agreement and the transactions contemplated thereby and the Tender and Voting Agreements; and (4) resolved to recommend that the Mercury stockholders accept the Offer and tender their Common Stock thereunder and approve and adopt the Merger Agreement and the Merger.

        A letter to the stockholders communicating the Mercury Board's recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

        (b)    Background and Reasons for the Recommendation.

  Background of the Merger.

        The Mercury Board has periodically reviewed Mercury's long-term strategies and objectives and developments in the markets in which it operates. In addition, Mercury's senior management has engaged in discussions from time to time with representatives of other companies regarding various indications of interest in a potential strategic transaction.

        On November 9, 2005, Company A contacted Mercury to express its interest in exploring a potential business combination with Mercury. Anthony Zingale, Mercury's President and Chief Executive Officer, met with the Chief Executive Officer of Company A on December 28, 2005 for preliminary discussions, but this inquiry did not result in any substantive discussions with Company A.

        On or about November 13, 2005, Company B contacted Mercury to express its interest in exploring a potential business combination with Mercury. Representatives of Mercury discussed with Company B the parameters of a possible transaction. On December 1, 2005, pursuant to the terms of a previously executed confidentiality agreement entered into in connection with partnering arrangements, Company B conducted preliminary due diligence on Mercury, and Mercury senior management made various presentations to representatives of Company B. Thereafter representatives of Company B periodically contacted Mercury, but no substantive discussions ensued.

        On December 15, 2005, representatives from Goldman, Sachs & Co. ("Goldman Sachs") met with members of the Mercury Board to discuss the then current merger and acquisition environment and Mercury's potential attractiveness to unsolicited bidders. Representatives of Morrison & Foerster LLP ("Morrison & Foerster"), counsel to the Mercury Board and retained by the Mercury Board to advise the Company in connection with a possible business combination, and Davis Polk & Wardwell, regular outside counsel to the Company, also attended the meeting. The Mercury Board discussed with Goldman Sachs ways to maximize stockholder value and various strategic alternatives, including a possible sale of or other strategic transaction involving the Company.

        On January 2, 2006, at a Mercury Board meeting Goldman Sachs discussed with the Mercury Board the significance of trading the Common Stock on the over-the-counter securities market operated by Pink Sheets, LLC (the "Pink Sheets") and the potential effect on acquisition activity of the Company's de-listing from the NASDAQ Global Market. Morrison & Foerster and Davis Polk & Wardwell discussed with the Mercury Board the directors' fiduciary duties and other legal matters in considering a business combination.

        On January 4, 2006, the Common Stock was de-listed from the NASDAQ Global Market, as a result of the Company's failure to timely file its periodic reports under the Exchange Act. The Common Stock began trading on the Pink Sheets.

        On or about January 18, 2006, Shane Robison, Hewlett-Packard's Executive Vice President and Chief Strategy and Technology Officer, contacted David J. Murphy, Senior Vice President and Chief Financial Officer of Mercury, to express Hewlett-Packard's interest in exploring a possible strategic transaction with Mercury.

        On January 19, 2006, Mark Hurd, Hewlett-Packard's Chief Executive Officer and President, Marius Haas, Hewlett-Packard's Senior Vice President of Strategy and Corporate Development, and Mr. Robison met with Messrs. Zingale and Murphy to discuss this matter.

        On January 26, 2006, Mr. Murphy met with Mr. Haas, and other Hewlett-Packard employees and advisors, including representatives of Hewlett-Packard's financial advisors and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), Hewlett-Packard's corporate counsel. Pursuant to the terms of a previously executed confidentiality agreement entered into in connection with partnering arrangements, representatives of Mercury presented a business overview to representatives of Hewlett-Packard and distributed some related materials.

        On January 30, 2006, Mercury and Hewlett-Packard executed a new confidentiality agreement in contemplation of further discussions about a potential business combination.

        On February 3, 2006, Mr. Haas and Mr. Murphy met to further discuss Hewlett-Packard's interest in exploring a strategic transaction with Mercury, and Mr. Haas delivered a non-binding Summary of Key Terms to Mercury setting forth preliminary terms for a proposed transaction, indicating a potential purchase price of between $47 to $50 per share. Messrs. Murphy and Haas further discussed these preliminary terms over the next few days.

        On February 6, 2006, Mr. Robison met with Mr. Zingale and delivered a non-binding letter to Mr. Zingale signed by Mr. Hurd regarding Hewlett-Packard's proposal, indicating a potential purchase price of $50 per share, subject to completion of confirmatory due diligence. The letter indicated that closing of the transaction would be conditioned on, among other things, Mercury's filing of all required periodic reports under the Exchange Act and certifications by the Company. The letter also contemplated that the Mercury Board would have the right under certain conditions to explore and take other steps with respect to unsolicited transaction proposals it might receive after execution of an agreement with Hewlett-Packard. Mr. Haas also delivered a presentation relating to Hewlett-Packard's strategic rationale and proposed integration and operating model and a due diligence request list to Mr. Murphy, and provided further detail on the proposed operating model on February 7, 2006.

        On February 7, 2006, at a special meeting of the Mercury Board, Mercury management discussed with the Mercury Board the transaction terms proposed by Hewlett-Packard. Goldman Sachs then took the Mercury Board through its preliminary financial analyses with respect to Mercury. The Mercury Board authorized its legal and financial advisors to have further discussions with WSGR concerning price, closing conditions and other terms and report back to the Mercury Board. Thereafter, on February 9, 2006, a representative of Goldman Sachs and a representative of WSGR met to discuss the transaction terms proposed by Hewlett-Packard.

        On February 13, 2006, the Mercury Board met and discussed with Goldman Sachs and Morrison & Foerster the Hewlett-Packard proposal along with potential valuations for Mercury, potential counterparties for a transaction with Mercury, and a potential process for considering a transaction. The Mercury Board authorized its legal and financial advisors to have further discussions with WSGR concerning price, the size of the termination fee and other terms and report back to the Mercury Board.

        On February 16, 2006, a representative of WSGR communicated to Goldman Sachs that Hewlett-Packard was willing to increase its cash offer for the Common Stock from $50 per share to $51 per share.

        Between February 16 and 20, 2006, Morrison & Foerster and WSGR also discussed potential transaction structures and closing conditions. On February 17, 2006, Hewlett-Packard delivered to Mercury an initial draft of a merger agreement.

        On February 20, 2006, the Mercury Board met and discussed with Goldman Sachs and Morrison & Foerster the Hewlett-Packard proposal along with potential valuations for Mercury, potential counterparties for a transaction with Mercury, and a potential process for considering a transaction. The Mercury Board authorized Morrison & Foerster and Goldman Sachs to have further discussions with WSGR concerning closing conditions, the size of the termination fee and other terms and report back to the Mercury Board.

        Between February 20 and 23, 2006, representatives of Mercury, Morrison & Foerster and Goldman Sachs discussed with representatives of Hewlett-Packard and WSGR the parameters for a proposed transaction between Mercury and Hewlett-Packard, including the purchase price, mechanics of a cash tender offer, timing and conditions for completion of the transaction.

        On February 27, 2006, Messrs. Murphy and Zingale and representatives of Morrison & Foerster and Goldman Sachs discussed by telephone with representatives of Hewlett-Packard and its advisors, Hewlett-Packard's proposed timeline and due diligence requests.

        On March 1, 2006, Hewlett-Packard delivered to Mercury a preliminary non-binding term sheet, indicating a purchase price of $52 per share, subject to completion of confirmatory due diligence and the unanimous approval of the Mercury Board. The term sheet contemplated that the transaction would be structured as a tender offer followed by a merger, with the tender offer conditioned on the tender of 90% of the outstanding Mercury stock, subject to the right of Hewlett-Packard to reduce the tender condition to 50.1%. The term sheet further contemplated that the tender offer would be conditioned on the Company's filing of financial statements with the Securities and Exchange Commission (the "SEC") for all periods through the first quarter of 2005, including any required restatements of previously filed financial statements, and the completion of GAAP financial statements for each subsequent quarter of 2005. The term sheet also contemplated that the Mercury Board would have the right under certain conditions to explore and take other steps with respect to unsolicited proposals it might receive after execution of an agreement with Hewlett-Packard. At a meeting of the Mercury Board held later that day, Mercury management, together with Goldman Sachs and Morrison & Foerster, discussed with the Mercury Board Hewlett-Packard's term sheet, a copy of which had been circulated to the Mercury Board. The Mercury Board reaffirmed its prior conclusion that, in light of the uncertainty as to when the review of Mercury's financial statements would be completed, it would not be in the best interests of the Company and its stockholders to enter into an acquisition agreement that required completion of Mercury's financial review and the filing of restated financial statements with the SEC as conditions to closing. The Mercury Board determined that the conditions reflected in Hewlett-Packard's term sheet were not acceptable and authorized management, along with Morrison & Foerster, to have further discussions with Hewlett-Packard and its counsel concerning the closing conditions and to report back to the Mercury Board.

        On March 6, 2006, the Mercury Board reaffirmed at the meeting that the terms in Hewlett-Packard's non-binding term sheet of March 1 were not acceptable in light of the conditions to completion of the transaction relating to Mercury's filing of various financial statements with the SEC and the uncertainty as to when such financial statements would be completed, and directed that discussions with Hewlett-Packard be terminated. The Mercury Board also directed management to concentrate their resources and efforts on completing and filing the Company's amended Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 10-K/A"). Thereafter discussions with Hewlett-Packard terminated.

        On March 10, 2006, a representative of Company C contacted Mr. Zingale to set up a meeting between Mr. Zingale and the Chief Executive Officer of Company C to discuss Company C's interest in exploring a potential business combination with Mercury.

        On or about March 13, 2006, a representative of Company C contacted Mercury to express its interest in exploring a potential business combination. Company C and the Company thereafter executed a confidentiality agreement on March 14, 2006.

        On or about March 15, 2006, the Chief Executive Officer of Company C met with Mr. Zingale to discuss Company C's interest in a possible transaction, and Company C's Chief Financial Officer was in contact with Mr. Murphy regarding a preliminary due diligence process.

        On March 17, 2006, Mercury management updated the Mercury Board on the various strategic inquiries they had received, and the Mercury Board authorized Mercury management to proceed with exploratory discussions and report back to the Mercury Board.

        On or about March 24, 2006, Company D contacted Mercury to express its interest in exploring a potential business combination with Mercury.

        On March 31, 2006, at a meeting of the Mercury Board, Mercury management updated the Mercury Board on the indications of interest that they had received. Morrison & Foerster discussed with the Mercury Board their fiduciary duties in considering strategic alternatives. Goldman Sachs also attended the meeting. The Mercury Board discussed the Company's strategic alternatives, including its potential as a stand-alone entity and the potential for strategic transactions with third parties.

        On April 4, 2006, Company D communicated to Mercury that it had held some preliminary discussions with a private equity investment firm to possibly facilitate a strategic transaction with the Company.

        Between April 10 and May 5, 2006, Company C conducted preliminary due diligence on Mercury and Mercury senior management made various presentations to representatives of Company C on April 10 and 28, 2006.

        On or about April 17, 2006, a representative of Mercury met with Company B to discuss the status of their interest in a potential business combination.

        On or about April 26, 2006, Company E contacted Mercury to express its interest in exploring a potential business combination with Mercury. Mercury advised Company E that it would not permit Company E to conduct preliminary due diligence without Company E entering into a confidentiality agreement similar to those that Mercury had entered into with other companies that had requested the right to conduct preliminary due diligence. Company E refused to enter into such a confidentiality agreement and ceased contact with Mercury on or about May 13, 2006.

        On May 3, 2006, Company B communicated to Mercury that it had held some preliminary discussions with a private equity investment firm to possibly facilitate a strategic transaction with Mercury.

        On or about May 7, 2006, Company C communicated to Mercury that it was no longer interested in a business combination with Mercury.

        On May 9, 2006, the Mercury Board held a meeting. Goldman Sachs discussed with the Mercury Board a potential process and timetable for considering a sale of the Company or other strategic transactions. The Mercury Board also reviewed other strategic alternatives, including continuing as a stand-alone entity.

        On June 17, 2006, Mr. Robison contacted Mr. Zingale to suggest a meeting. On June 21, 2006, they met and, among other things, discussed the status of the Company's financial restatement.

        On June 21, 2006, the Mercury Board held a meeting to discuss the status of Mercury's restatement of its 2004 financial statements and a potential process for considering opportunities for strategic transactions. The Mercury Board discussed with Goldman Sachs and Mercury's senior management the various inquiries that had been made of Goldman Sachs or Mercury and the strength of the interests that had been indicated. The Mercury Board also discussed the ability of the Mercury Board to consider and take actions with respect to transaction proposals that might be received after a definitive agreement was executed. The Mercury Board then authorized management to hold further discussions with Hewlett-Packard regarding a potential transaction. Representatives of Goldman Sachs and Morrison & Foerster thereafter contacted representatives of Hewlett-Packard.

        On June 22, 2006, representatives of Mercury and Hewlett-Packard and their legal and financial advisors discussed the process for considering a potential transaction. During this and other meetings, representatives of Mercury indicated to Hewlett-Packard Mercury's desire to allocate appropriate resources to completing the 2004 10-K/A.

        On June 26, 2006, Mercury senior management made various presentations to Hewlett-Packard and its advisors, and there were additional discussions among counsel to both companies.

        On June 30, 2006, WSGR provided the Company with a draft Merger Agreement. From June 30 until the execution of the Merger Agreement, Mercury and Hewlett-Packard and their respective representatives exchanged drafts of the Merger Agreement and held extensive negotiations relating to the terms and conditions of the Merger Agreement.

        On July 3, 2006, the Company filed the 2004 10-K/A.

        On or about July 3, 2006, Company B communicated to Mr. Zingale that it continued to be interested in pursuing a potential business combination with the Company, but no substantive discussions ensued thereafter.

        On two occasions from July 5, 2006 to July 18, 2006, Company D communicated to a representative of Goldman Sachs that it continued to be interested in pursuing a potential business combination with the Company, but no substantive discussions ensued thereafter.

        On July 5, 2006, Mercury and Hewlett-Packard management, along with the parties' respective legal and financial advisors, held in-person discussions regarding the terms and conditions of the Merger Agreement. Following the meeting, WSGR and Morrison & Foerster, along with representatives of the management of Hewlett-Packard and Mercury, continued to negotiate and discuss the terms of the Merger Agreement.

        Between July 7 and July 15, 2006, Mercury senior management made various presentations to Hewlett-Packard regarding the Mercury business, including presentations about Mercury's business model, strategy, operations, products and technology and financial results. On July 13, 2006, Mercury provided Hewlett-Packard access to a virtual data room containing various corporate and financial documents regarding Mercury. Hewlett-Packard continued its diligence efforts until the execution of the Merger Agreement.

        On July 10, 2006, the management of Mercury and Hewlett-Packard and their legal and financial advisors met to discuss the structure and terms of the potential transaction. The parties also discussed the process by which Hewlett-Packard could review non-public information about the Company in connection with the potential transaction.

        On July 17, 2006, at a meeting of the Mercury Board, senior management updated the Mercury Board on the status of Hewlett-Packard's diligence efforts, the status of negotiations with Hewlett-Packard regarding the financial and other terms in the Merger Agreement, and the potential timetable for execution of a definitive agreement. Representatives of Goldman Sachs and Morrison & Foerster also attended the meeting. The Mercury Board discussed a number of issues regarding the potential transaction, the proposed valuation and their fiduciary duties in connection with the proposed transaction. On the same day, WSGR distributed an initial draft of the Tender and Voting Agreement.

        On July 19, 2006, Mercury management delivered to members of the Mercury Board the then-current drafts of the Merger Agreement and Tender and Voting Agreement, summaries of the material terms of these agreements, a preliminary financial analysis prepared by Goldman Sachs regarding the transaction, fiduciary duties materials previously prepared by Morrison & Foerster and drafts of proposed board resolutions for possible approval of the transaction.

        On July 19, 2006, a representative of Company E left a message for Mr. Zingale expressing Company E's interest in negotiating the terms of a confidentiality agreement. Mr. Zingale tried unsuccessfully on July 20, 2006 to contact senior management at Company E to follow up on the message.

        On July 21, 2006, a representative of Company E and Messrs. Zingale and Murphy further discussed Company E's interest in exploring a potential business combination with Mercury. However, Company E continued to refuse to enter into a confidentiality agreement similar to those that Mercury had entered into with other companies that had requested the right to conduct preliminary due diligence and no further discussions occurred.

        On July 23, 2006, representatives of Mercury and Hewlett-Packard and their respective legal and financial advisors met to discuss the outstanding matters in the Merger Agreement.

        On July 24, 2006, a meeting of the Mercury Board was held to consider the proposed Merger Agreement. At the meeting:

  •
  Mercury senior management described the status and process of the negotiations with Hewlett-Packard.

  •
  Morrison & Foerster provided a summary description of the terms of the proposed Merger Agreement and Tender and Voting Agreement, drafts of which had been distributed to each director prior to the meeting.

  •
  Morrison & Foerster discussed the fiduciary duties of the members of the Mercury Board with respect to the transaction.

  •
  Goldman Sachs provided an overview of the financial terms of the Merger Agreement and presented its financial analyses of the proposed transaction to the Mercury Board.

  •
  Goldman Sachs indicated that, upon completion of the final Merger Agreement and subject to its review thereof and based upon and subject to the factors and assumptions to be set forth in its opinion, it believed it would be in a position to render its opinion as to the fairness from a financial point of view to the holders of Common Stock of the $52.00 per share in cash to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement.

        The Mercury Board then considered and discussed the transaction and asked questions of Morrison & Foerster, Goldman Sachs and the Mercury senior management. After a thorough discussion and consideration of all relevant issues, including the ability of the Mercury Board to respond to unsolicited proposals and to change its recommendation under certain circumstances, and the conclusion of the Mercury Board, after consulting with Morrison & Foerster and Goldman Sachs, that the termination fee to be paid by the Company if the Merger Agreement were terminated under certain circumstances was reasonable and not preclusive, the Mercury Board unanimously: (1) determined that the Merger Agreement substantially in the form provided to the Mercury Board is advisable, (2) determined that the Merger Agreement substantially in the form provided to the Mercury Board and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Mercury and the Mercury stockholders,

(3) approved the Merger Agreement substantially in the form provided to the Mercury Board and the transactions contemplated thereby and the form of the Tender and Voting Agreement substantially in the form provided to the Mercury Board, and (4) resolved to recommend that the Mercury stockholders accept the Offer and tender their Common Stock thereunder and approve and adopt the Merger Agreement and the Merger. The Mercury Board directed management of the Company to execute the Merger Agreement on behalf of the Company, subject to the receipt by a member of the senior management of the Company of the opinion of Goldman Sachs as to the fairness from a financial point of view of the $52.00 per share in cash to be received by the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement.

        On July 25, 2006, representatives of Mercury and Hewlett-Packard completed final drafting of the Merger Agreement and the schedules thereto. Goldman Sachs delivered to Mr. Murphy, on behalf of the Mercury Board, its oral opinion (subsequently confirmed in writing) that, as of July 25, 2006, and based upon and subject to the factors and assumptions set forth therein, the $52.00 per share in cash to be received by the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of Common Stock. The Company and Hewlett-Packard thereafter executed the Merger Agreement. Concurrently, each director and executive officer of Mercury executed the Tender and Voting Agreements with Hewlett-Packard. On the same day, Hewlett-Packard issued a press release announcing the execution of the Merger Agreement.

  Reasons for Recommendation.

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their Common Stock pursuant to the Offer and approve the Merger and the Merger Agreement, the Mercury Board consulted with the Company's senior management and legal and financial advisors and considered a number of factors, including the following:

  •
  Financial Condition and Prospects of the Company.  The Mercury Board's knowledge and familiarity with the Company's business, financial condition and results of operations, as well as the Company's financial plan and prospects if it were to remain an independent company. The Mercury Board discussed and deliberated at length concerning the Company's current financial plan, including the risks associated with achieving and executing upon the Company's business plans, the competitive environment in which the Company operates, the timetable for becoming compliant with the reporting requirements under the Exchange Act, and the pendency of various litigation relating to the Company's past stock option practices and restatement of financial statements.

  •
  Opinion of Company's Financial Advisor.  The opinion of Goldman Sachs to the effect that, as of July 25, 2006, and based upon and subject to the factors and assumptions set forth therein, the $52.00 per share in cash to be received by holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders and Goldman Sachs' related financial analyses. The full text of the written opinion of Goldman Sachs, dated July 25, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex II, and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Mercury Board in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Common Stock should tender their shares in connection with the Offer or how any holder of the Common Stock should vote with respect to the Merger.

  •
  Historical Trading Prices.  With assistance from Goldman Sachs, the Mercury Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of 37.8% over the $37.74 closing price of the Common Stock on the Pink Sheets on July 21, 2006. The Offer also represents a premium of approximately 41.5% over the 30-day average closing price of the Common Stock and 46.0% over the 180-day average closing price of the Common Stock, in each case prior to July 21, 2006. The Offer Price is also higher than the 52-week closing high of $40.26 per share.

  •
  Cash Tender Offer; Certainty of Value.  The Offer provides for a cash tender offer for all Common Stock held by Mercury stockholders to be followed by the Merger for the same consideration, thereby enabling Mercury stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock and eliminating any uncertainties in valuing the merger consideration to be received by the Mercury stockholders.

  •
  Analysis and Presentation of Management and Advisors.  The Mercury Board reviewed and considered the analyses and presentations by Mercury senior management; discussions with Morrison & Foerster, the Company's legal advisor, regarding the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties and covenants and termination rights of the parties; and discussions with Goldman Sachs, the Company's financial advisor, regarding the financial terms of the Merger Agreement and its financial analyses of the transactions contemplated by the Merger Agreement. The matters considered included:

  •
  The Mercury Board's view that the material terms of the Merger Agreement, taken as a whole, were as favorable as, or more favorable than, those found in comparable acquisition transactions.

  •
  The Mercury Board's determination that the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids.

  •
  The availability of appraisal rights with respect to the Merger for Mercury stockholders who properly exercise their rights under the DGCL.

  •
  Hewlett-Packard and Offeror's obligations under the Offer are not subject to any financing condition, and Hewlett-Packard's financial strength.

  •
  The provisions in the Merger Agreement that provide for the ability of the Mercury Board to respond to an unsolicited acquisition proposal that the Mercury Board determines is, or is reasonably likely to lead to, a superior proposal, if the Mercury Board determines in good faith (after consultation with its outside legal counsel) that the failure to take actions with respect to the proposal would be inconsistent with its fiduciary duties.

  •
  The provisions in the Merger Agreement that provide for the ability of the Mercury Board to withhold, withdraw, amend or modify its approval or recommendation to the Mercury stockholders of the Offer and Merger under certain circumstances.

  •
  The provisions in the Merger Agreement that provide for the ability of the Mercury Board to terminate the Merger Agreement upon a Company Board Recommendation Change (as defined in the Merger Agreement) in order to enter into a definitive agreement with respect to a superior proposal, if, concurrent with such termination, the Company pays to Hewlett-Packard the termination fee.

  •
  The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of significant required regulatory approvals (other than antitrust approvals) and the likelihood such approvals would be received without unacceptable conditions.

    •
    Under certain circumstances, Hewlett-Packard and Offeror are required to extend the Offer beyond October 31, 2006 to March 31, 2007, if certain conditions are not satisfied as of October 31, 2006.

  •
  Results of Discussions with Third Parties.  The Mercury Board discussed with Goldman Sachs, and considered, the results of discussions with Hewlett-Packard and other third parties regarding a possible business combination, acquisition or similar transaction with the Company and the ability of other bidders to make, and the likelihood that other bidders would make, an unconditional all-cash offer at a higher price. Based on those discussions and considerations, and Mercury's extended arm's-length negotiations with Hewlett-Packard, the Mercury Board believed that the Offer Price represented the highest price reasonably attainable.

  •
  Consolidation; Competitive Challenges; Complementary Business with Hewlett-Packard.  The Mercury Board considered the consolidation in the business software industry and the resulting competitive challenges and pressures. The Mercury Board also considered the complementary fit of the Hewlett-Packard business and the Company.

  •
  Trading on the Pink Sheets.  The Mercury Board considered the restrictions on trading of the Common Stock on the Pink Sheets, the low level of trading volume as a result of trading on the Pink Sheets and the limitations on liquidity for the Mercury stockholders relating to trading on the Pink Sheets.

        The Mercury Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

  •
  Termination Fee.  The restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence by Hewlett-Packard as a condition to its offer that Mercury would be obligated to pay a termination fee of $170 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

  •
  Failure to Close.  The conditions to Hewlett-Packard and Offeror's obligation to accept the tendered Common Stock in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, Mercury's officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market's perception of Mercury's continuing business could potentially result in a loss of customers, vendors and employees.

  •
  Public Announcement of the Offer and Merger.  The effect of a public announcement of the Offer and execution of the Merger Agreement, including effects on the Company's sales, operating results and stock price, and the Company's ability to attract and retain key management and sales and marketing personnel.

  •
  Pre-Closing Covenants.  Under the terms of the Merger Agreement, Mercury agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Mercury will not take a number of actions related to the conduct of its business without the prior consent of Hewlett-Packard.

  •
  Cash Consideration.  The fact that, subsequent to consummation of the Merger, Mercury will no longer exist as an independent public company and that the cash transaction prevents the

    Mercury stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

  •
  Taxation.  The fact that gains from this transaction would be taxable to the Mercury stockholders for U.S. federal income tax purposes.

        The foregoing discussion of information and factors considered by the Mercury Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Mercury Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Mercury Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Mercury Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Mercury Board were aware of the interests of executive officers and directors of Mercury as described under "Past Contracts, Transactions, Negotiations and Agreements" in Item 3 hereof.

        (c)    Intent to Tender.

        To the Company's knowledge after reasonable inquiry, the Company and all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer and to vote in favor of the Merger. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        (d)    Opinion of Mercury's Financial Advisor.

        Goldman Sachs rendered its opinion to the Mercury Board that, as of July 25, 2006 and based upon and subject to the factors and assumptions set forth therein, the $52.00 per share in cash to be received by the holders of the Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated July 25, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Mercury Board in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Common Stock should tender their shares in connection with the Offer or how any holder of the Common Stock should vote with respect to the Merger.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of Mercury for the three years ended December 31, 2004 and the 2004 10-K/A;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Mercury;

  •
  certain other communications from Mercury to its stockholders;

  •
  certain internal unaudited financial information for Mercury for the year ended December 31, 2005 (the "Internal 2005 Financial Statements");

  •
  certain summary internal financial information for Mercury for each of the quarters ended March 31, and June 30, 2006; and

  •
  certain internal financial analyses and forecasts for Mercury for periods up to and including the year ending December 31, 2007 prepared by its management (the "Forecasts").

        Goldman Sachs also held discussions with members of the senior management of Mercury regarding their assessment of the past and current business operations, financial condition and future prospects of Mercury. In addition, Goldman Sachs reviewed the reported price and trading activity for the Common Stock, compared certain financial and stock market information for Mercury with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically, and in other industries generally, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        Goldman Sachs relied upon the accuracy and completeness of all of the financial and accounting information, including the information restated by Mercury in the 2004 10-K/A and the Internal 2005 Financial Statements, and all of the legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed, with Mercury's consent, that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Mercury. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Mercury or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Mercury or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs' opinion does not address the underlying business decision of Mercury to engage in the transaction. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, July 25, 2006.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Mercury Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 21, 2006 and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    Goldman Sachs reviewed the historical trading prices of the Common Stock for the 12-month period ended July 21, 2006. In addition, Goldman Sachs analyzed the consideration to be received by holders of the Common Stock in the Offer and the Merger pursuant to the Merger Agreement in relation to the closing price of the Common Stock on July 21, 2006 and the average market price of the Common Stock for the 30 day, 60 day, 180 day and 365 day periods ending July 21, 2006.

        This analysis indicated that the $52.00 per share in cash to be received by the holders of the Common Stock in the Offer and the Merger pursuant to the Merger Agreement represented:

  •
  a premium of 37.8%, based on the market price of $37.74 per share of Common Stock as of July 21, 2006;

  •
  a premium of 41.5%, based on the average market price of $36.75 per share of Common Stock for the 30 day period ended July 21, 2006;

  •
  a premium of 44.3%, based on the average market price of $36.03 per share of Common Stock for the 60 day period ended July 21, 2006;

  •
  a premium of 46.0%, based on the average market price of $35.63 per share of Common Stock for the 180 day period ended July 21, 2006; and

  •
  a premium of 50.6%, based on the average market price of $34.52 per share of Common Stock for the 365 day period ended July 21, 2006.

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information for Mercury to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the infrastructure software industry:

  •
  BEA Systems, Inc.;

  •
  BMC Software, Inc.;

  •
  CA, Inc.;

  •
  Compuware Corporation;

  •
  McAfee, Inc.;

  •
  Quest Software, Inc.;

  •
  Symantec Corporation; and

  •
  Verisign, Inc.

        Although none of the selected companies is directly comparable to Mercury, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Mercury.

        Goldman Sachs calculated the equity market capitalization for Mercury by multiplying each of (i) the offer price of $52.00 per share of Common Stock and (ii) the closing market price of Mercury as of July 21, 2006 of $37.74 per share of Common Stock by the number of Mercury's diluted shares outstanding using the treasury stock method of accounting. Goldman Sachs calculated the equity market capitalization for each of the selected companies by multiplying the closing market price of each as of July 21, 2006 by the number of each company's diluted shares outstanding using the treasury stock method of accounting. Mercury's diluted share amounts were obtained from Mercury and the selected companies' diluted share amounts were obtained from each company's latest available public filings. Each company's enterprise value was calculated by adding to each company's equity market capitalization the book value of its debt and minority interests and subtracting its cash and investments in unconsolidated entities, which amounts were obtained from each company's latest available public filings. Goldman Sachs then calculated and compared financial multiples based on estimated financial data for calendar years 2006 and 2007 for each company. Mercury's estimated financial data was obtained from Institutional Brokers Estimate System, or IBES, and from Mercury's management, as noted below, and the selected companies' estimated financial data were obtained from IBES. With respect to Mercury and the selected companies, Goldman Sachs calculated:

  •
  enterprise value as a multiple of estimated revenue for calendar years 2006 and 2007;

  •
  the ratio of stock price to estimated calendar year 2006 EPS as a multiple of the estimated five-year forecasted compounded annual growth rate, or CAGR, of EPS; and

  •
  the ratio of stock price to estimated calendar year 2007 EPS as a multiple of the estimated five-year CAGR of EPS.

        The results of the analyses described above are summarized as follows:

	Enterprise Value/Revenue Multiple			PE/5-Year EPS CAGR
	CY2006E	CY2007E	5-Year EPS CAGR	CY2006E	CY2007E
Mercury
Current Price*	3.2×	2.9×	19.7%	N/A	1.1×
Offer Price**	4.8×	4.3×	19.7%	1.8×	1.5×
Selected Companies
Range	1.3× – 3.0×	1.3× – 2.9×	9.8% – 18.0%	0.9× – 2.4×	0.8× – 2.2×
Mean	2.3×	2.1×	13.1%	N/A	1.4×
Median	2.4×	2.2×	13.5%	1.3×	1.1×

*
Based on closing market price of $37.74 per share as of July 21, 2006.

**
Based on offer price of $52.00 per share.

        Goldman Sachs also calculated the ratios of stock price to future cash flow from operations less capital expenditures, or FCF, per share for each of the 2006 and 2007 calendar years for the selected companies and Mercury, based on market prices and financial data as of July 21, 2006, IBES estimates for the selected companies and Mercury, and Mercury management's forecasts for Mercury. The following table presents the results of this analysis:

Price/FCF Per Share
	Selected Companies			Mercury*
	Range	Mean	Median	Current Price	Offer Price/ Street**	Offer Price/ Management***
CY2006E	8.8× – 18.4×	12.7×	11.5×	20.1×	27.7×	23.8×
CY2007E	7.8× – 15.9×	11.2×	10.8×	18.7×	25.8×	20.3× – 24.0×

*
Current price based on closing market price of $37.74 per share as of July 21, 2006. Offer price based on price of $52.00 per share.

**
Based on IBES estimates as of July 21, 2006.

***
Based on Mercury management's forecasts for Mercury.

        Goldman Sachs also calculated the ratios of stock price to estimated earnings for each of the 2006 and 2007 calendar years for the selected companies and Mercury, based on financial data as of July 21, 2006, IBES estimates for the selected companies and Mercury, and Mercury management's forecasts for Mercury. The following table presents the results of this analysis:

Price/EPS
	Selected Companies			Mercury*
	Range	Mean	Median	Current Price	Offer Price/ Street**	Offer Price/ Management***
CY2006E	14.5× – 23.7×	18.6×	17.6×	25.4×	35.0×	27.2×
CY2007E	13.0× – 21.8×	16.5×	15.5×	21.2×	29.2×	22.4× – 27.1×

*
Current price based on closing market price of $37.74 per share as of July 21, 2006. Offer price based on price of $52.00 per share.

**
Based on IBES estimates as of July 21, 2006.

***
Based on Mercury management's forecasts for Mercury.

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to the following transactions in the software industry (Acquiror / Target—Announcement Date):

  •
  EMC Corporation / RSA Security Inc.—June 29, 2006;

  •
  Investor consortium consisting of Battery Ventures VI, L.P. and Thoma Cressey Equity Partners / Onyx Software Corporation—June 6, 2006;

  •
  AttachmateWRQ / NetIQ Corporation—April 27, 2006;

  •
  JDA Software Group, Inc. / Manugistics Group, Inc.—April 24, 2006;

  •
  Engel Holding AS / Visma ASA—April 18, 2006;

  •
  Oracle Corporation / Portal Software, Inc.—April 12, 2006;

  •
  Dassault Systèmes SA / MatrixOne, Inc.—March 2, 2006;

  •
  Borland Software Corporation / Segue Software Inc.—February 8, 2006;

  •
  International Business Machines Corp. / Micromuse, Inc.—December 21, 2005;

  •
  Progress Software Corporation / NEON Systems, Inc.—December 19, 2005;

  •
  Silver Lake Partners / Serena Software, Inc.—November 10, 2005;

  •
  Golden Gate Capital / Geac Computer Corporation—November 7, 2005;

  •
  Autonomy Corporation plc / Verity, Inc.—November 4, 2005;

  •
  EMC Corporation / Captiva Software Corporation—October 20, 2005;

  •
  Symantec Corp. / BindView Development Corporation—October 3, 2005;

  •
  Syntellect Inc. / Apropos Technology, Inc.—September 26, 2005;

  •
  Hewlett-Packard Company / Peregrine Systems, Inc.—September 19, 2005;

  •
  Oracle Corporation / Siebel Systems, Inc.—September 12, 2006;

  •
  BEA Systems, Inc. / Plumtree Software—August 22, 2005;

  •
  SSA Global Technologies, Inc. / Epiphany, Inc.—August 4, 2005;

  •
  Oracle Corporation / i-flex Solutions Limited—August 3, 2005;

  •
  The Carlyle Group / SS&C Technologies, Inc.—July 28, 2005;

  •
  Sun Microsystems, Inc. / SeeBeyond Technology Corporation—June 28, 2005;

  •
  CA, Inc. / Niku Corporation—June 9, 2005;

  •
  Lawson Software, Inc. / Intentia International AB—June 2, 2005;

  •
  Sun Microsystems, Inc. / Storage Technology Corp.—June 2, 2005;

  •
  ScanSoft, Inc. / Nuance Communications, Inc.—May 9, 2005;

  •
  Adobe Systems Incorporated / Macromedia, Inc.—April 18, 2005;

  •
  CA, Inc. / Concord Communications, Inc.—April 7, 2005;

  •
  Investor consortium consisting of Silver Lake Partners, Bain Capital, Kohlberg Kravis Roberts & Co., L.P., The Blackstone Group, Texas Pacific Group, Providence Equity Partners and Goldman Sachs Capital Partners / SunGard Data Systems Inc.—March 28, 2005;

  •
  Avid Technology, Inc. / Pinnacle Systems, Inc.—March 21, 2005;

  •
  International Business Machines Corporation / Ascential Software Corporation—March 14, 2005;

  •
  Oracle Corporation / Retek Inc.—March 8, 2005;

  •
  International Business Machines Corporation / Corio, Inc.—January 25, 2005;

  •
  Cadence Design Systems, Inc. / Verisity Ltd.—January 12, 2005;

  •
  UGS Corp. / Tecnomatix Technologies Ltd.—January 4, 2005;

  •
  Symantec Corporation / VERITAS Software Corporation—December 16, 2004;

  •
  Oracle Corporation / PeopleSoft, Inc.—December 13, 2004;

  •
  Synopsys, Inc. / Nassda Corporation—December 1, 2004;

  •
  CA, Inc./ Netegrity, Inc.—October 6, 2004;

  •
  Cognos Incorporated / Frango AB—August 24, 2004;

  •
  Tektronix, Inc. / INet Technologies, Inc.—June 29, 2004;

  •
  BMC Software, Inc. / Marimba, Inc.—April 29, 2004;

  •
  Hewlett-Packard Company / Novadigm, Inc.—February 4, 2004; and

  •
  Ariba, Inc. / Free-Markets News Network, Corp.—January 23, 2004.

        For each of the selected transactions, Goldman Sachs calculated and compared the fully diluted aggregate consideration, which is the fully diluted equity consideration plus debt and minority interests less cash and cash equivalents and investments in unconsolidated entities, as a multiple of last twelve months revenues, or LTM Revenue and next twelve months estimated revenues, or NTM Revenue. NTM revenue estimates were derived from selected publicly available Wall Street research reports at the time the transaction was announced. The following table presents the results of this analysis:

Selected Transactions
Fully Diluted Aggregate Consideration as a Multiple of:
	Range	Mean	Median
LTM Revenue	0.5× – 8.9×	3.2×	2.5×
NTM Revenue	1.1× – 5.9×	2.7×	2.3×

        Goldman Sachs also calculated and compared fully diluted equity consideration as a multiple of next twelve months estimated earnings, or NTM P/E, for each of the selected transactions. NTM P/E estimates were calculated per the IBES median at the time the transaction was announced.

Selected Transactions
	Range	Mean	Median
NTM P/E	15.6× – 68.6×	37.4×	32.9×

        For each of the selected transactions, Goldman Sachs also calculated and compared the premium paid by the acquiror to the undisturbed stock price, or the last closing price prior to announcement where there was deemed to be no material impact on the price due to rumors regarding a potential transaction involving the target company, of the target company and the stock price of the target company 5, 10 and 20 days prior to announcement. The following table presents the results of this analysis.

	Selected Transactions
	Range	Mean	Median
Premium to Undisturbed Price	(10.5)% – 87.5%	31.3%	26.2%
Premium to 5-day Prior Price	(11.0)% – 93.6%	31.7%	26.5%
Premium to 10-day Prior Price	(9.2)% – 101.2%	34.0%	29.2%
Premium to 20-day Prior Price	(4.5)% – 106.4%	39.4%	35.3%

        The foregoing analyses were presented to the Mercury Board as general reference material and were not intended to be direct comparisons of the multiples or the premium paid in the Mercury transaction against the referenced financial data.

        Illustrative Present Value of Hypothetical Future Stock Price Analysis.    Goldman Sachs performed an illustrative implied present value analysis of Mercury's hypothetical future stock price. This analysis is designed to provide an indication of the present value of a hypothetical future value of a company's equity as a function of such company's assumed price to FCF per share multiple and its assumed price to future EPS multiple. For this analysis, Goldman Sachs used the financial forecasts for Mercury prepared by the management of Mercury. Goldman Sachs first calculated hypothetical future share prices of Mercury as of mid 2007, using eighteen month forward price to FCF per share multiples ranging from 9.0× to 19.0× and hypothetical annual growth rates of FCF per share for calendar years 2006 through 2008 ranging from 6.0% to 18.0%. These hypothetical future stock prices were then discounted to calculate illustrative present values of the hypothetical future stock prices using a discount rate of 13.0%. The following table presents the results of this analysis:

FCF/Share CY-06 - CY-08 Annual Growth Rate	Illustrative Present Value Per Share Indications
6.0%	$19.52 – $41.20
8.0%	$20.26 – $42.77
10.0%	$21.02 – $44.37
12.0%	$21.79 – $46.00
14.0%	$22.57 – $47.66
16.0%	$23.37 – $49.34
18.0%	$24.19 – $51.06

        Goldman Sachs also calculated hypothetical future share prices of Mercury as of mid 2007, using eighteen month forward price to EPS multiples ranging from 13.0× to 23.0× and annual growth rates of EPS for calendar years 2006 through 2008 ranging from 10.0% to 20.0%. These hypothetical future stock prices were then discounted to calculate illustrative present values of the hypothetical future stock prices using a discount rate of 13.0%. The following table presents the results of this analysis:

EPS CY-06 - CY-08 Annual Growth Rate	Illustrative Present Value Per Share Indications
10.0%	$26.57 – $47.01
12.0%	$27.55 – $48.74
14.0%	$28.54 – $50.49
16.0%	$29.55 – $52.28
18.0%	$30.58 – $54.10
20.0%	$31.62 – $55.95

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Mercury or the contemplated transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Mercury Board as to the fairness from a financial point of view, as of July 25, 2006, of the $52.00 per share in cash to be received by the holders of the Common Stock in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Mercury, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The consideration to be received in the Offer and the Merger were determined through arms'-length negotiations between Mercury and Hewlett-Packard and was approved by the Mercury Board. Goldman Sachs provided advice to Mercury during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Mercury or the Mercury Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

        As described above, Goldman Sachs' opinion to the Mercury Board was one of many factors taken into consideration by the Mercury Board in making its determination to approve the transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to Mercury in connection with, and participated in certain of the negotiations leading to, the contemplated transaction. Goldman Sachs has provided certain investment banking services to Mercury from time to time. In addition, Goldman Sachs has provided certain investment banking services to Hewlett-Packard from time to time, including having acted as financial advisor to Hewlett-Packard in connection with its acquisition of Compaq Computer Corp. in May 2002 and as co-manager with respect to a public offering of Hewlett-Packard's Floating Rate Global Notes due May 22, 2009 (in an aggregate principal amount $1,000,000,000) in May 2006. Goldman Sachs also may provide investment banking services to Mercury and Hewlett-Packard in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

        Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such service to Mercury, Hewlett-Packard and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Mercury and Hewlett-Packard for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        The Mercury Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement, dated February 16, 2006, Mercury engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Mercury. Pursuant to the terms of this engagement letter, Mercury has agreed to pay Goldman Sachs a transaction fee equal to 0.375% of the aggregate consideration payable in the transaction, all of which is contingent upon completion of the Offer. In addition, Mercury has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

Goldman Sachs & Co.

        The Mercury Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated February 16, 2006, Mercury engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Mercury. Pursuant to the terms of this engagement letter, Mercury has agreed to pay Goldman Sachs a transaction fee equal to 0.375% of the aggregate consideration payable in the transaction, all of which is contingent upon completion of the Offer. In addition, Mercury has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

        Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6.    Interest in Securities of the Subject Company.

        Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

        (a)   Each of the non-employee directors (Giora Yaron, Brad Boston, Joseph Costello, Stanley Keller, Igal Kohavi, Clyde Ostler and Yair Shamir) and executive officers (Anthony Zingale, David Murphy, Sandra Escher, James Larson, Brian Stein and Yuval Scarlat) of the Company entered into a Tender and Voting Agreement, dated as of July 25, 2006, with Hewlett-Packard as discussed in Item 3(b) above.

        (b)   On July 13, 2006, the Compensation Committee of the Mercury Board approved stock option grants to certain employees (including new employees hired during the month of June 2006), in accordance with and subject to the Company's option granting policies, to purchase an aggregate of 97,814 shares of Common Stock at an exercise price of $37.00 per share.

        (c)   On August 16, 2006, the Compensation Committee of the Mercury Board approved stock option grants to new employees hired during the month of July 2006, in accordance with and subject to the Company's option granting policies, to purchase an aggregate of 96,150 shares of Common Stock at an exercise price of $50.40 per share.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        (b)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        (c)   Except as indicated in Items 3 and 4 above, there are no transactions, Mercury Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Information Statement.

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Mercury Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Options.

50% Top-Up Option.

        In order to offset the dilutive impact of the issuance of Common Stock pursuant to the exercise of any outstanding options of the Company or the conversion of any other securities of the Company that are convertible into shares of Common Stock following the Appointment Time, the Company granted to Offeror an irrevocable option (the "50% Top-Up Option"), exercisable only after the Appointment Time and prior to the earlier to occur of (i) the record date for the Mercury stockholders' meeting and (ii) the termination of the Merger Agreement, to purchase that number of shares of Common Stock (the "50% Top-Up Option Shares") equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror at the time of such exercise, shall constitute one share more than 50% of the shares of Common Stock then outstanding (assuming the issuance of the 50% Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the 50% Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company's then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding).

90% Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company also granted to Offeror an irrevocable option (the "90% Top-Up Option"), exercisable only after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, to purchase that number of shares of Common Stock (the "90% Top-Up Option Shares") equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror at the time of such exercise, shall constitute one share more than 90% of the shares of Common Stock then outstanding (assuming the issuance of the 90% Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the 90% Top-Up

Option be exercisable for a number of shares of Common Stock in excess of the Company's then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding).

Vote Required to Approve the Merger and DGCL Section 253.

        The Mercury Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the 90% Top-Up Option Shares, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). If Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the 50% Top-Up Option Shares, at least 50% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company's stockholders is required by the DGCL, the Company will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a stockholders' meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Mercury Board will recommend to the stockholders the adoption or approval of the Merger Agreement and the Merger, will solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions necessary to secure the vote or consent of such holders required by the DGCL, to effect the Merger. In connection with such meeting, the Company will promptly prepare and file with the SEC and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the 50% Top-Up Option Shares, at least 50% of the outstanding shares of Common Stock, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders' meeting held for such purposes.

State Takeover Laws.

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. However, Section 203 is inapplicable to any corporation whose shares are traded on the Pink Sheets, such as in Mercury's case. Nonetheless, the Mercury Board approved the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust.

United States.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Offeror's acquisition of the Common Stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Hewlett-Packard and Offeror filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Stock in the Offer and the Merger on August 8, 2006, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about August 23, 2006, unless earlier terminated by the FTC or the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of the Company's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company's consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company's failure to make those filings nor a request made to the Company from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Common Stock in the Offer and the Merger.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Offeror's acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Hewlett- Packard, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Outside of the United States.

        European Union.    Rather than filing merger notifications with the individual member states of the European Union (the "Member States"), the European Community Merger Regulation ("ECMR") permits the filing of a single notification with the European Commission where at least three merger notifications would have to be made in Member States; provided that no Member State objects to the European Commission taking jurisdiction over the acquisition. Such objection must be made within 15 business days from the receipt of a copy of the notification by the Member State. Pursuant to the ECMR, the acquisition may be consummated when the European Commission takes jurisdiction over the acquisition, on the condition that (i) the European Commission is notified of the acquisition without delay, and (ii) Hewlett-Packard and Offeror (x) do not exercise the voting rights of the securities of Mercury until clearance has been received from the European Commission or (y) exercise the voting rights, following receipt of a derogation from the European Commission, only to maintain the full value of its investments. Hewlett-Packard filed the notification with the European Commission on August 11, 2006. In the event the European Commission does not take jurisdiction under the above procedure, Hewlett-Packard will seek approvals under the applicable merger control rules of the

Member States including at least the following Member States: Austria, the Czech Republic, Denmark, Germany, Italy and Norway. The Member States' laws stipulate various review periods, ranging from one to two months for initial review of the transaction, and up to five months for an in-depth review of the transaction. A number of Member States' laws do not allow for the implementation of the acquisition prior to clearance.

        Brazil.    Pursuant to Brazil's Law No. 8,884/94, a notice of a transaction must be filed with the Brazilian competition authorities within 15 days of the execution of a merger agreement where the applicable criteria are met. Following such notice, the Secretariat of Economic Supervision/SEAE (Ministry of Finance) and the Secretariat of Economic Law/SDE (Ministry of Justice) will analyze the economic and legal aspects of the merger and will issue opinions on the merger. The Administrative Council for Economic Defense will then issue a final ruling regarding the merger. The timing of this process can vary greatly, depending on the complexity of the transaction and the extent to which Brazilian competition authorities request additional information regarding the merger. The Brazilian regime is not suspensory and the parties are not precluded from closing the merger prior to receiving approval from the Administrative Council for Economic Defense. Hewlett-Packard filed the notice of transaction with the Brazilian competition authorities on August 15, 2006.

        Israel.    The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder (the "Restrictive Trade Law") require the filing of a notice of merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Within thirty days of receiving such notice of merger from the parties to the merger, the Restrictive Trade Practices Commissioner will notify the parties that it (i) objects to the merger, (ii) consents to the merger, subject to certain conditions, or (iii) will require additional information or an extension of time to properly review the transaction. The consent of the Restrictive Trade Commissioner must be received prior to closing the merger. Hewlett-Packard intends to file the notice of merger as soon as reasonably practicable.

        South Africa.    Under the South African Competition Act No. 89 of 1998 (the "Competition Act"), a merger notification must be filed with the Competition Commission. The Competition Commission has 20 business days following the submission of a merger notification to conduct an initial review of the transaction. The Competition Commission may extend this initial period by up to 40 additional business days. The parties must obtain the consent of the Competition Commission prior to closing the merger (and if the Competition Commission does not object within this period, it is deemed to have granted its consent). Hewlett-Packard intends to file the notice of transaction as soon as reasonably practicable.

        South Korea.    Under the Monopoly Regulation and Fair Trade Law of Korea, the parties must file a report with the Korean Fair Trade Commission ("KFTC") within 30 calendar days after the execution of a merger agreement where applicable criteria are met. The KFTC will then undertake an initial review during the 30 calendar days following the report filing date. The KFTC may extend the review period for an additional 90 calendar days in its discretion as it deems necessary. The parties must obtain the consent of the KFTC prior to closing the merger. Hewlett-Packard intends to file the business combination report as soon as reasonably practicable. In the circumstances of this transaction, a further business combination report must be filed with the KFTC in connection with the Offer within thirty days of the end of the Offer period.

        The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and Merger. Based upon an examination of publicly available information relating to the businesses in which Hewlett-Packard and the Company are engaged, the Company believes that Offeror's purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer and Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights.

        Under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a "Remaining Stockholder") who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

        The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters' rights will not be available unless and until the Merger (or a similar business combination) is consummated.

        Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company's stockholders or pursuant to written consent of the Company's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

        In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

        A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

        Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Mercury Interactive Corporation, 379 North Whisman Road, Mountain View, California 94043-3969. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

        In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

        Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

        Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, the Company understands that Hewlett-Packard intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

        Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

        At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Hewlett-Packard has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

        Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Certain Litigation Matters.

        On June 7, 2005, in response to a then-informal inquiry of the SEC, the Mercury Board appointed a Special Committee of the Mercury Board consisting of disinterested members of the Audit Committee of the Mercury Board to conduct an internal investigation relating to past stock option practices.

        Beginning on or about August 19, 2005, several securities class action complaints were filed against the Company and certain of its current and former officers and directors, on behalf of purchasers of the Common Stock from October 2003 to November 2005. These class action lawsuits are consolidated in the U.S. District Court for the Northern District of California as In Re Mercury Interactive Corporation Securities Litigation, Case No. C05-3395. The original actions were Archdiocese of Milwaukee Supporting Fund, Inc. v. Mercury Interactive, et al. (Case No. C05-3395), Johnson v. Mercury Interactive, et al. (Case No. 05-3864), Munao v. Mercury Interactive, et al. (Case No. C05-4031), and Public Employees' Retirement System of Mississippi v. Mercury Interactive, et al. (Case No. 05-5157). The securities class action complaints allege, among other things, violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The complaints generally allege that the Company and the individual defendants made false or misleading public statements regarding the Company's business and operations, and seek unspecified monetary damages and other relief against the defendants. On May 5, 2006, the Court appointed the Mercury Pension Fund Group, represented by Labaton Sucharow & Rudoff LLP and Glancy Binkow & Goldberg LLP, as lead plaintiff and counsel. The parties stipulated, and the Court approved, a briefing schedule by which the consolidated amended complaint will be filed on or before September 5, 2006. The Company is unable to predict the outcome of these matters at this time.

        On October 4, 2005, the Company announced that it had received notice that the SEC's informal inquiry had been converted to a formal investigation. The Company continues to fully cooperate with the SEC, and have provided the staff with extensive documentation relating to the Special Committee's and the Company's findings. The SEC inquiry is ongoing. The Company's ability to resolve this matter with the SEC under the Merger Agreement requires Hewlett-Packard's consent, including approval of any monetary settlement. There is no assurance that this matter will be resolved.

        Beginning on or about October 14, 2005, several derivative actions of the Company were also filed against certain current and former directors and officers. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as In re Mercury Interactive Corporation Derivative Litigation, Lead Case No. 05-3395, which consolidates Korhely v. Boston, et al. (Case No. 05-4642), Gupta v. Boston, et al. (Case No. 05-4685), Casey v. Landan, et al. (Case No. 05-4690), Selig v. Landan, et al. (Case No. 05-4703) and City of New Orleans Employees' Retirement System v. Landan, et al. (Case No. 05-4704); (2) California Superior Court, Santa Clara County, as In re Mercury Interactive Corporation Shareholder Derivative Litigation, Lead Case No. 1-05-CV-050710, which consolidates Conrardy v. Landan, et al. (Case No. 1-05-CV-050710), and Morillo v. Landan, et al. (Case No. 1-05-CV-051923); and (3) the Delaware Court of Chancery, as Schwartz v. Landan, et al. (Case No. Civ A 1755-N), and Cropper v. Landan, et al. (Case No. Civ A. 1938-N). The complaints allege that certain of the Company's current and former directors and officers breached their fiduciary duties to the Company by engaging in alleged wrongful conduct complained of in the securities class action litigation described above. The Company is named solely as a nominal defendant against whom the plaintiffs seek no recovery. The Company is unable to predict the outcome of these matters at this time. The Mercury Board appointed a Special Litigation Committee consisting of two independent members of the Mercury Board that is authorized to conduct an independent review and investigation of issues relating to these derivative matters, take any action, including the filing and prosecution of litigation on the Company's behalf, that the Special Litigation Committee deems in the Company's interests, and recommend to the Mercury Board any other appropriate action that the Company should take with respect to the derivative matters.

        On May 5, 2006, a shareholder derivative lawsuit was filed against certain current and former officers and directors of the Company in the U.S. District Court for the Northern District of California, Klein v. Landan, et al., No. 06-2971 (JF). This action alleges that defendants violated Section 16(b) (the short-swing profits provision) of the Exchange Act. The Company is named solely as a nominal defendant against whom the plaintiffs seek no recovery. The individual defendants must respond to the complaint by August 21, 2006. The Company is unable to predict the outcome of this matter at this time.

        On June 7, 2006, the Company announced that the Special Litigation Committee of the Mercury Board had issued a report which made the following determinations: (i) the claims against Amnon Landan, the Company's former Chairman and Chief Executive Officer, should be pursued by the Company using counsel retained by the Company; (ii) a recommendation that the Special Committee declare void Mr. Landan's vested and unexercised options to the extent such options are found by the Special Committee to have been dated improperly; (iii) the derivative claims asserted against former Chief Operating Officer Ken Klein, former Chief Financial Officer Doug Smith and former General Counsel Susan Skaer should be pursued by a shareholder plaintiff in the context of the derivative action in the Santa Clara County Superior Court, rather than in the Delaware Chancery Court or the Northern District of California; (iv) the derivative claims against non-management directors Giora Yaron, Igal Kohavi and Yair Shamir should be dismissed because the Special Litigation Committee determined that the derivative claims against Dr. Yaron, Dr. Kohavi and Mr. Shamir will fail in the face of the provisions of the Company's Certificate and the DGCL which would permit damages claims against them only for breach of their duty of loyalty or for actions taken in bad faith; (v) the derivative claims against current CEO and director Anthony Zingale, outside directors Clyde Ostler and Brad

Boston, and former principal accounting officer Bryan LeBlanc should be dismissed because none of these individuals was affiliated with the Company at the time of the principal events at issue; and (vi) the derivative claims against the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, should be stayed at least six additional months.

        On June 8, 2006, the Company filed a motion in the Santa Clara County Superior Court seeking to implement the conclusions reached by the Special Litigation Committee. On July 12, the Court dismissed defendants Anthony Zingale, Brad Boston, Clyde Ostler and Bryan LeBlanc with prejudice, dismissed defendants Igal Kohavi, Yair Shamir and Giora Yaron without prejudice, stayed all claims against defendant Amnon Landan allowing the Company to pursue those claims and stayed all claims against Defendant PricewaterhouseCoopers for six months to allow the Special Litigation Committee to conclude its investigation of those claims. The Court further set September 15, 2006 as the deadline for plaintiffs to file a consolidated amended complaint.

        On June 9, 2006, the Mercury Board received a shareholder letter demanding that the Company bring suit for alleged Section 16(b) violations against a different group of current and former officers than was set forth in the May 5, 2006 shareholder derivative lawsuit. After analysis of the allegations in this letter, it was determined that there is no basis to the allegations of Section 16(b) violations, and a response setting forth this determination was sent to the stockholder and his counsel. The stockholder may now decide to initiate an action on Mercury's behalf. Mercury is unable to predict whether the stockholder will initiate such an action.

        On June 23, 2006, the SEC Staff, as part of the "Wells" process by which the SEC Staff affords individuals and companies the opportunity to present their views regarding potential action by the SEC, advised counsel for directors Igal Kohavi, Yair Shamir and Giora Yaron that the SEC Staff is considering recommending that the Commission file a civil enforcement proceeding against each of these directors under applicable provisions of the federal securities laws. If charges are brought, the SEC may seek a permanent injunction against further violations of the securities laws, an order permanently barring these directors from serving as officers or directors of any SEC registered company, and civil monetary penalties. The charges under consideration would allege that each of these directors knew or should have known about the manipulation of grant dates and that each knew, or was reckless in not knowing, the impact that option backdating would have on the Company's financial results. The directors have advised the SEC Staff that they intend to file a Wells submission arguing that they did not violate the federal securities laws, that they did not participate in or know of option backdating, and that the charges under consideration are legally and factually without basis. Former officers are likely to receive or have received similar Wells notices. The formal SEC investigation of the Company is continuing.

        On July 7, 2006, the Company filed its opening brief seeking to dismiss or stay the two derivative actions pending in the Delaware Chancery Court in favor of the California state court derivative litigation. The parties are discussing a stipulation to stay the Delaware action pending resolution of the California state court derivative litigation. The Company expects the hearing to be held in early September 2006. Pursuant to a stipulation of the parties, which was approved by the Court, the derivative action pending in the Northern District of California was stayed pending resolution of the California state court derivative litigation. The Company is unable to predict the outcome of these matters at this time.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 17, 2006.*†
(a)(1)(B)	Form Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(G)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*†
(a)(1)(H)	Form of Summary Advertisement as published on August 17, 2006 in The Wall Street Journal.*
(a)(1)(I)	Text of press release issued by Hewlett-Packard dated July 25, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on July 26, 2006).
(a)(1)(J)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).*†
(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of Mercury Interactive Corporation, dated August 17, 2006.†
(a)(2)(B)
Transcript of a conference call conducted by Mercury Interactive Corporation on July 25, 2006, dated July 26, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on July 26, 2006).
(a)(2)(C)
Frequently Asked Questions for Mercury Interactive Corporation employees, a video transcript of a message from Mark Hurd, Chief Executive Officer of Hewlett-Packard Company, and Frequently Asked HR Questions for Mercury Interactive Corporation Employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on July 26, 2006).
(a)(2)(D)
Press release by Hewlett-Packard Company, dated July 25, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on July 26, 2006).
(a)(2)(E)
E-mail distributed by Anthony Zingale, Chief Executive Officer of Mercury Interactive Corporation, dated July 25, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on July 26, 2006).
(a)(2)(F)
Customer Q&A for Mercury Field Organization; letter to customers of Mercury Interactive Corporation and letter to partners of Mercury Interactive Corporation, each dated July 28, 2006; email message to customers; and slides of a customer briefing (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on July 31, 2006).

(a)(2)(G)
Letter sent to customers of Systinet, a division of Mercury Interactive Corporation (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on August 4, 2006).
(a)(2)(H)
Announcement relating to timing of filing of the tender offer materials and Schedule 14D-9 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Mercury Interactive Corporation with the SEC on August 10, 2006).
(a)(5)	Opinion of Goldman Sachs & Co. to the Board of Directors of Mercury Interactive Corporation, dated July 25, 2006 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(e)(1)
Agreement and Plan of Merger, dated as of July 25, 2006, by and among Mars Landing Corporation, Hewlett-Packard Company and Mercury Interactive Corporation (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Mercury Interactive Corporation with the SEC on July 25, 2006).
(e)(2)
Form of Tender and Voting Agreement, dated as of July 25, 2006, by and among Mars Landing Corporation, Hewlett-Packard Company and each director and executive officer of Mercury Interactive Corporation (incorporated by reference to Exhibit 4.1 attached to the Current Report on Form 8-K filed by Mercury Interactive Corporation with the SEC on July 25, 2006).
(e)(3)
Amended and Restated Change of Control Agreement between Anthony Zingale and Mercury Interactive Corporation, dated February 8, 2006 (incorporated by reference to Exhibit 10.52 to Current Report on 8-K filed by Mercury Interactive Corporation with the SEC on February 14, 2006).
(e)(4)
Change of Control Agreement between David Murphy and Mercury Interactive Corporation, dated March 16, 2006 (incorporated by reference to Exhibit 10.54 to Current Report on 8-K filed by Mercury Interactive Corporation with the SEC on March 16, 2006).
(e)(5)
Form of Amended and Restated Change of Control Agreement entered into by Mercury Interactive Corporation with certain other executive officers, including James Larson, Yuval Scarlat, Brian A. Stein and Sandra Escher (incorporated by reference to Exhibit 10.2 to Current Report on 8-K filed by Mercury Interactive Corporation with the SEC on December 21, 2004).
(e)(6)
Form of Indemnification Agreement with the directors and officers of Mercury Interactive Corporation (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed by Mercury Interactive Corporation with the SEC on August 14, 2003).
(g)	None

*
Incorporated by reference to the Schedule TO filed by Mars Landing Corporation and Hewlett-Packard Company on August 17, 2006.

†
Included in materials mailed to stockholders of Mercury Interactive Corporation.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: August 17, 2006.

By:	/s/ ANTHONY ZINGALE
Name:	Anthony Zingale
Title:	President and Chief Executive Officer

ANNEX I

MERCURY INTERACTIVE CORPORATION
379 NORTH WHISMAN ROAD
MOUNTAIN VIEW, CALIFORNIA 94043-3969

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about August 18, 2006, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Mercury Interactive Corporation ("Mercury" or the "Company") with respect to the tender offer by Mars Landing Corporation ("Offeror"), a Delaware corporation and a wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, to the holders of record of shares of common stock, par value $0.002 per share, of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to Mercury Interactive Corporation. You are receiving this Information Statement in connection with the possible election of persons designated by Hewlett-Packard to a majority of the seats on the Board of Directors of the Company (the "Mercury Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of July 25, 2006 (the "Merger Agreement"), by and among the Company, Hewlett-Packard and Offeror.

        Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the "Offer") on August 17, 2006 to purchase all outstanding shares of Common Stock at a price of $52.00 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 17, 2006 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on September 14, 2006; at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Mercury stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Hewlett-Packard with the Securities and Exchange Commission (the "SEC") on August 17, 2006.

        The Merger Agreement provides that promptly after such time as Offeror acquires a majority of the then outstanding shares of Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, Offeror will be entitled to designate at its option up to that number of directors of the Mercury Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Mercury Board (giving effect to any increase in the number of directors on the Mercury Board pursuant to Offeror's exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by Hewlett-Packard and Offeror (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding shares of Common Stock. The effect of Offeror's exercise of its option is the ability to designate a majority of the Mercury Board. In connection with the foregoing, the Company will promptly, at the option of Hewlett-Packard, either increase the size of the Mercury Board and/or obtain the resignation of such number of its current directors as is necessary to enable Offeror's designees to be elected or appointed to the Mercury Board. In addition, at Hewlett-Packard's request, the Company will cause the individuals so designated by Offeror to constitute substantially the same percentage (rounding up where appropriate) on (i) each committee of the Mercury Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each board committee of each subsidiary of the Company. However, following the election or appointment of Offeror's designees to the Mercury Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by the Company of the time for the performance of, or any waiver by the Company of, any of the obligations or other acts of Offeror or Hewlett-Packard under the Merger Agreement, any waiver of the Company's rights under the Merger Agreement, and any other determination with respect to the Merger Agreement or the transactions contemplated thereby, will require the approval of a majority of the directors, to the extent there are any, who are directors prior to the Appointment Time and who continue on the Mercury Board after Offeror's election or appointment of the Hewlett-Packard designees to the Mercury Board.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror's designees to the Mercury Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning Hewlett-Packard, Offeror and Offeror's designees has been furnished to the Company by Hewlett-Packard, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

        Hewlett-Packard has informed the Company that it will choose its designees for the Mercury Board at the Appointment Time from the list of persons set forth below. In the event that additional designees of Hewlett-Packard are required in order to constitute a majority of the Mercury Board, such additional designees will be selected by Hewlett-Packard from among the directors and executive officers of Hewlett-Packard and Offeror contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Hewlett-Packard, sets forth, with respect to each individual who may be designated by Hewlett-Packard as one of its designees, the name, age of the individual as of August 17, 2006, present principal occupation and employment history during the past five (5) years. Hewlett-Packard has informed the Company that each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California 94304.

        None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Robert P. Wayman	61	Mr. Wayman has served as Executive Vice President since December 1992 and Chief Financial Officer of Hewlett-Packard since 1984. Mr. Wayman served as interim Chief Executive Officer from February 2005 through March 2005. He was elected to the Board of Directors of Hewlett-Packard in February 2005 and previously served on the Board from 1993 to 2002. Mr. Wayman is also a director of Con-way Inc. and Sybase Inc.
Ann O. Baskins	51
		Ms. Baskins was elected Senior Vice President of Hewlett-Packard in 2002 after serving as Vice President since November 1999. She has served as General Counsel responsible for worldwide legal matters since January 2000. Ms. Baskins has served as Secretary since 1999.

Charles N. Charnas	48
Mr. Charnas was elected Assistant Secretary of Hewlett-Packard in 1999. He was appointed Vice President and Deputy General Counsel in 2002. Since 1999, he has headed the Corporate, Securities and Mergers and Acquisitions Section of Hewlett-Packard's worldwide legal department.

        None of Hewlett-Packard's designees is a director of, or holds any position with, the Company. Hewlett-Packard has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Hewlett-Packard has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

        It is expected that Offeror's designees may assume office at any time following the Appointment Time and that, upon assuming office, Offeror's designees will thereafter constitute at least a majority of the Mercury Board. This step will be accomplished at a meeting or by written consent of the Mercury Board providing that the size of the Mercury Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Offeror's designees will constitute at least a majority of the available positions on the Mercury Board. It is currently not known which of the current directors of the Company will resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 560,000,0000 shares of Common Stock. As of the close of business on August 1, 2006, there were 89,197,029 shares of Common Stock outstanding (plus an additional 10,458,500 shares of Common Stock registered as treasury shares to the Company). The Mercury Board currently consists of eight members.

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age and position of each director and executive officer of the Company as of August 1, 2006.

Name	Age	Position(s)
Giora Yaron	57	Chairman of the Board
Anthony Zingale	50	President, Chief Executive Officer and Director
Brad Boston	52	Director
Joseph Costello	52	Director
Stanley Keller	67	Director
Igal Kohavi	66	Director
Clyde Ostler	59	Director
Yair Shamir	60	Director
David J. Murphy	44	Senior Vice President and Chief Financial Officer
James Larson	47	Senior Vice President of Worldwide Field Operations
Yuval Scarlat	45	Senior Vice President, Products
Brian A. Stein	46	Chief Accounting Officer
Sandra Escher	46	Senior Vice President, Global General Counsel and Secretary

        The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Mercury.

        Giora Yaron has been one of our directors since February 1996 and has served as Chairman of the Mercury Board since December 2005. From January 2001 to January 2005, Dr. Yaron served as Chief Executive Officer of ExaNet Inc., a provider of storage networks. Dr. Yaron continues to serve as Chairman of ExaNet. From January 1997 until November 2000, Dr. Yaron served as Chief Executive Officer and Chairman of Itamar Medical (CM). Dr. Yaron continues to serve as Co-Chairman of Itamar Medical (CM). Dr. Yaron is also Chairman of Comsys Communications and Signal Processing Ltd. and has served in that capacity since January 1996. Prior to that, Dr. Yaron served as President of Indigo NV, a vendor of digital color press products, from August 1992 to November 1995. From April 1979 to July 1992, Dr. Yaron was with National Semiconductor Corporation where he served as General Manager of its Israeli operations and Corporate Vice President of Office Products. Dr. Yaron also serves as a director of Prolify, Inc., a provider of real-time visibility and control software solutions for non-automated IT processes; Qumranet, Inc., a company focused on infrastructure for the next generation data center; Yissum Research & Development Company of the Hebrew University; and a member of the Board of Governors and the Executive Committee of the Hebrew University.

        Anthony Zingale has served as our Chief Executive Officer since November 2005. He has served as our President and Chief Operating Officer since December 2004 and has been a member of the Mercury Board since July 2002. Mr. Zingale was retired from April 2001 to November 2004. From March 1998 to March 2000, Mr. Zingale served as president and chief executive officer of Clarify, Inc., a supplier of front-office software and service solutions, and from March 2000 to March 2001, he served as president of the eBusiness Solutions Group of Nortel Networks, Inc., a telecommunications equipment company, following its acquisition of Clarify in March 2000. From January 1996 to December 1997, Mr. Zingale was senior vice president of worldwide marketing at Cadence Design Systems, Inc., an electronic design automation company, and he served in various other management roles at Cadence from 1989 to January 1996.

        Brad Boston has been one of our directors since May 2004. Mr. Boston has served as Senior Vice President and CIO of Cisco Systems, Inc. since August 2001. From July 2000 to July 2001, Mr. Boston was Executive Vice President of Operations at Corio, Inc., an enterprise-focused Internet application service provider. From June 1996 to July 2000, Mr. Boston served as Executive Vice President of product development and delivery at the Sabre Group in Dallas, Texas. He has also held executive positions at American Express, Visa, United Airlines/Covia and at American National Bank and Trust Company of Chicago, where he began his career. Mr. Boston serves on the boards of directors of NetNumber, Inc., a provider of ENUM technology tools for use by mobile operators, fixed-line carriers, and equipment vendors on a global basis, the Harvard Group Board of Advisors, and the E-business Advisory Board for Texas Christian University M.J. Neeley School of Business.

        Joseph Costello has been one of our directors since February 2006. Mr. Costello has been President and Chief Executive Officer of Think3, a privately-held supplier of mechanical computer-aided design technology, since January 1999, and was named Chairman of the Board of Think3 in November 1998. Prior to joining Think3, Mr. Costello was Chief Executive Officer of Cadence Design Systems Corporation, a supplier of electronic design automation software and services, from May 1988 to

October 1997. Mr. Costello also serves as the Chairman of the boards of directors for Orb Networks (formerly BravoBrava!), a privately funded company that develops and integrates information technologies; abazab, Inc., a VOIP vendor; Readio, an educational technology company and SpeaKESL, a developer of language software.

        Stanley Keller has been one of our directors since February 2006. Mr. Keller is a partner at Edwards Angell Palmer & Dodge LLP, having joined its predecessor firm, Palmer & Dodge, in June 1962 and becoming a partner in that firm in January 1969. Mr. Keller has extensive, high-level experience in business and securities law matters involving emerging and public companies and financial transactional work involving public and private entities, including representing issuers, underwriters, financial institutions and investors; and mergers and acquisition transactions. Mr. Keller advises companies, boards, board committees and special committees on corporate governance issues, transactional matters and special investigations. He has been Chair of the American Bar Association's Business Law Section Committee on Federal Regulation of Securities, a special adviser to the ABA Task Force on Corporate Responsibility and reporter for the ABA Task Force on Implementation of the Section 307 Attorney Professional Conduct Rules.

        Igal Kohavi has been one of our directors since January 1994. Dr. Kohavi is currently retired. Dr. Kohavi served as Chairman of the board of directors of Neat Group, Inc., an Internet travel services company, from March 2000 to December 2000, and as Chairman of the board of DSP Group, Inc., a developer of digital signal processing technology, from September 1995 to January 2000. From 1996 to December 1997, he served as Chairman of Polaris, an Israeli-based venture capital fund. From October 1994 to March 1996, Dr. Kohavi served as the President and Chief Executive Officer of Dovrat-Schrem & Co., Ltd., an Israeli investment bank. Prior to that, Dr. Kohavi served as President of Clal Electronics Industries Ltd., from May 1993 until September 1994. From April 1986 to May 1993, Dr. Kohavi served as President of Clal Computers and Technology Ltd., an electronics company and a subsidiary of Clal.

        Clyde Ostler has been one of our directors since May 2002 and served as our lead director from December 2004 to November 2005. Mr. Ostler has served as the head of Internet Services of Wells Fargo & Company since June 2005 and head of Private Client Services of Wells Fargo & Company since January 2003. Mr. Ostler has been associated with Wells Fargo & Company and its affiliates since 1971 and has held various positions of responsibility including that of General Auditor from 1983 to 1985, Chief Financial Officer from 1986 to 1990, Branch Banking Group Head from 1990 to 1993, Vice Chair of the Business & Investment Group from 1993 to 1997, Group Executive Vice President, Investment Group, Online Financial Services from 1998 to 1999 and Group Executive Vice President, Internet Services Group from 1999 to 2003. Mr. Ostler has been a member of numerous charitable boards external to Wells Fargo & Company and business boards for affiliates of Wells Fargo & Company. He is also on the Director's Advisory Counsel for Scripps Institution of Oceanography.

        Yair Shamir has been one of our directors since August 1994. Mr. Shamir has served as Chairman of Catalyst Investment, L.P., an Israeli European venture capital fund investing in late-stage companies, since April 2000. Mr. Shamir also has served as Chairman of VCON Telecommunications, Ltd., a developer of videoconferencing solutions that sold substantially all of its assets to Emblaze VCON Ltd. in November 2005, since March 1997. From March 1997 to January 2005, Mr. Shamir served as Chief Executive Officer of VCON Telecommunications, Ltd. Mr. Shamir served as Executive Vice President of the venture capital firm The Challenge Fund-Etgar L.P. from August 1995 to March 1997. From January 1994 until July 1995, he was Chief Executive Officer of Elite Industries Ltd., a food products company. Prior to that, Mr. Shamir was Executive Vice President and General Manager, Israel of Scitex Corporation, an electronics company, from January 1987 through January 1994. Mr. Shamir is the Chairman of Shamir Optical Industry Ltd., a producer and distributor of progressive optical lenses and related products and services, and Chairman of Israel Aircraft Industries (IAI), a developer of military and commercial aerospace technology. Mr. Shamir also serves on the boards of directors of

DSP Group, Inc., a developer of digital signal processing technology; Orckit Communications Ltd., a provider of telecommunications equipment; and InfraCom, a privately-held provider of wireless communication and technologies. Mr. Shamir is also on the advisory board of The Technion Institute of Management, Beer Sheva University and The Bilateral Institution.

        David J. Murphy has served as our Senior Vice President and Chief Financial Officer since November 2005. Prior to that, from January 2005 to November 2005, he served as our Senior Vice President, Corporate Development and Business Transformation, and from January 2003 to December 2004, he served as our Vice President of Corporate Development and Business Transformation. From May 2001 to December 2002, he was President and Chief Executive Officer of Asera Inc., a provider of business process enterprise solutions. Before joining Asera, from March 1998 to May 2001, Mr. Murphy was President and General Manager of Tivoli Systems at IBM, a division of IBM and leading provider of systems management solutions. Prior to joining Tivoli, he was head of the private equity investments group at Perot Systems and a partner at McKinsey & Company.

        James Larson has served as our Senior Vice President of Worldwide Field Operations since January 2005. From March 2004 to December 2004, Mr. Larson served as Vice President of Americas' Field Operations and from July 2000 to February 2004, he served as Vice President, Americas' Sales. From October 1998 to December 1999, Mr. Larson was Vice President, Western Area and from January 2000 to June 2000, he was Vice President, U.S. Sales, PGP Security Division for Network Associates. Prior to that Mr. Larson held various sales and management positions at various technology companies, including Siebel Systems Inc. and Oracle Corporation.

        Yuval Scarlat has served as our Senior Vice President, Products since January of 2005 and from January 2004 to December 2004, he served as our Vice President of Products. From January 2002 to January 2004, he was Vice President and General Manager of Testing & Deployment. From January 2000 to January 2002, he served as our President of Managed Services. From July 1996 to December 2000, he served as our Vice President of Technical Services. From 1990 to July 1996, he served with us in various technical and marketing positions.

        Brian A. Stein has served as our Chief Accounting Officer since June 2005 and as our Principal Accounting Officer since November 2005. Prior to joining us, Mr. Stein spent 19 years with Applied Materials where he held various executive accounting and finance positions, culminating in his role as Vice President, Finance Policies and Administration.

        Sandra Escher has served as our Senior Vice President and Global General Counsel since February 2006 and as our Corporate Secretary since March 2006. Prior to joining us, from July 1993 to February 2006, Ms. Escher held various positions within Silicon Graphics, Inc., a leader in high-performance computing, culminating in her role as Senior Vice President and General Counsel. On May 8, 2006, Silicon Graphics, Inc. filed for Chapter 11 bankruptcy in the United States Bankruptcy Court for the Southern District of New York, which is within two years of Ms. Escher serving as an executive officer of Silicon Graphics, Inc.

        For a description of material proceedings to which a director or officer of the Company is a party, and the "Wells" notices received by each of Dr. Kohavi, Mr. Shamir and Dr. Yaron from the SEC, see Item 8 of the Schedule 14D-9 that accompanies this Information Statement.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

  Board Structure and Committee Composition

        As of the date of this Information Statement, the Mercury Board has eight directors. Committees of the Mercury Board include: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The current membership of these committees, the committee membership during fiscal 2005 and the function of each of these committees are described below. Each committee operates under a written charter adopted by the Mercury Board. All of the committee charters are available on Mercury's website at http://www.mercury.com/us/ company/corporate-info/board-directors/. Below is a summary of our current committee membership.

Name of Director	Audit	Compensation	Nominating and Corporate Governance
Brad Boston	Member	Chairman	Member
Joseph Costello	Member	Member
Stanley Keller	Member		Chairman
Clyde Ostler	Chairman	Member	Member

        During fiscal 2005, the Mercury Board held nineteen meetings. Each incumbent director attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Mercury Board and (ii) the total number of meetings held by all committees of the Mercury Board on which each such director served (in each case referring to the number of meetings of the board or committees, as applicable, that occurred while such director was a member of the board or such committees). During fiscal 2005, the Audit Committee held seven meetings, the Compensation Committee held eleven meetings and the Nominating and Corporate Governance Committee held three meetings. The Mercury Board and committees of the Mercury Board also approved certain matters by unanimous written consent. Mercury invites and encourages all directors to attend its annual meeting of stockholders. Dr. Kohavi and Messrs. Ostler, Shamir and Zingale attended the annual meeting of stockholders held in fiscal 2005.

        During fiscal 2005, the members of the Audit Committee were Dr. Kohavi and Messrs. Boston, Ostler and Shamir. On June 29, 2006, Mr. Shamir resigned from the committee and was replaced by Mr. Keller.

        During fiscal 2005, the members of the Compensation Committee were Dr. Yaron and Messrs. Boston and Shamir. Dr. Yaron served as Chairman of the Compensation Committee until December 15, 2005, at which time Mr. Boston replaced him as Chairman of the Compensation Committee. Dr. Yaron and Mr. Shamir resigned from the committee on June 29, 2006, and were replaced by Messrs. Costello and Ostler.

        During fiscal 2005, the members of the Nominating and Corporate Governance Committee were Dr. Yaron, Dr. Kohavi and Mr. Ostler. Dr. Kohavi served as Chairman of the Nominating and Corporate Governance Committee until June 29, 2006, when he resigned from the committee and was replaced by Mr. Keller. On June 29, 2006, Dr. Yaron resigned from committee and was replaced by Mr. Boston.

        Audit Committee.    The Audit Committee, which also constitutes our Qualified Legal Compliance Committee, is responsible for:

  •
  oversight of the quality and integrity of Mercury's financial statements, and the compliance of such financial statements with legal and regulatory requirements;

  •
  qualifications and independence of its independent auditors; and

  •
  performance of its internal audit function and independent auditors.

        In February 2005, the Audit Committee amended and restated the current Audit Committee and Qualified Legal Compliance Committee Charter, a copy of which can be accessed electronically on Mercury's website at http://www.mercury.com/us/pdf/company/Audit Committee Charter.pdf. In discharging its duties, the Audit Committee has the sole authority to appoint, retain, compensate, oversee and terminate the independent auditors and is expected to:

  •
  review and approve the scope of the annual internal and external audit;

  •
  review and pre-approve the engagement of Mercury's independent auditors to perform audit and non-audit services and the related fees;

  •
  review the integrity of Mercury's financial reporting process;

  •
  review Mercury's financial statements and disclosures and SEC filings;

  •
  review funding and investment policies; and

  •
  review disclosures from Mercury's independent auditors regarding Independence Standards Board Standard No. 1.

        During their tenure, the members of the Audit Committee who served in fiscal 2005 were "independent" as defined under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, and met the independence requirements of Rule 10A-3(b)(1) of the Exchange Act, as well as the requirements of NASDAQ Marketplace Rule 4350(d)(2). Mr. Ostler serves as Chairman of the Audit Committee and the Mercury Board has determined that Mr. Ostler qualifies as an "audit committee financial expert" as defined by the rules of the SEC. Our Corporate Governance Guidelines provide that no member of the Audit Committee may simultaneously serve on the Audit Committees of more than three public companies, including Mercury.

        Compensation Committee.    The Compensation Committee is responsible for:

  •
  overseeing the overall compensation and benefits policies for Mercury;

  •
  overseeing and setting salaries, incentives and other forms of compensation for senior executives; and

  •
  evaluating the performance of senior executives, and reviewing our management succession plan.

        In December 2005, the Compensation Committee amended and restated the Compensation Committee Charter to include the implementation of recommendations of the Special Committee of the Company regarding the grant of stock options and other administrative matters, and the Compensation Committee Charter has been further amended since that time, most recently in May 2006. A copy of the Compensation Committee Charter can be accessed electronically on Mercury's website on http://www.mercury.com/us/pdf/company/Compensation Committee Charter.pdf. The Mercury Board has determined that each of the members of the Compensation Committee is a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act, and an "outside director," as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. During their tenure, the members of the Compensation Committee who served in fiscal 2005 were "independent" as defined under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee is responsible for:

  •
  identifying, evaluating and recommending nominees for the board of directors and for board committees;

  •
  evaluating the composition, organization and performance of the board of directors and its committees;

  •
  making recommendations to the board as to determination of directors independence;

  •
  developing and recommending corporate governance and code of business conduct principles and policies; and

  •
  overseeing and setting compensation for directors.

        In February 2005, the Nominating and Corporate Governance Committee amended and restated the Nominating and Corporate Governance Committee Charter, a copy of which can be accessed electronically on Mercury's website on http://www.mercury.com/us/pdf/company/Nominating Corp Governance Committee Charter.pdf. During their tenure, the members of the Nominating and Corporate Governance Committee who served in fiscal 2005 were "independent" as defined under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

  Consideration of Director Nominees

        Stockholder Nominee.    The Nominating and Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for membership on the Mercury Board in connection with Mercury's annual meeting of stockholders as described below under "Identifying and Evaluating Nominees for Directors." In evaluating such nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Mercury Board and to address the membership criteria set forth under "Director Qualifications." The Nominating and Corporate Governance Committee, in accordance with its criteria, will consider recommendations for director candidates from stockholders (either directly or as part of a group) who are not competitors of Mercury and who have continuously held at least 5% of our voting securities for at least one year prior to such recommendation. Such stockholder or group of stockholders should submit such recommendation by e-mail to boardofdirectors@mercury.com, to the attention of the Chairman of the Nominating and Corporate Governance Committee. Such recommendations should be accompanied by a statement (i) demonstrating that such stockholder or group of stockholders have continuously held at least 5% of our voting securities for at least one year and is not a competitor, (ii) describing the recommended director candidate and why such candidate is qualified to serve as a candidate, (iii) providing contact information and a resume for such candidate, and (iv) stating whether the candidate has expressed an interest in serving as a director. The Nominating and Corporate Governance Committee will consider such candidacy, and will advise the recommending stockholder or group of stockholders as to its final decision.

        In addition, the bylaws of Mercury permit stockholders to nominate directors for consideration at an annual stockholder meeting. Please refer to Mercury's bylaws for a description of the process for nominating directors in accordance with such bylaws.

        Director Qualifications.    Mercury's Nominating and Corporate Governance Committee Charter contains board membership criteria that apply to Nominating and Corporate Governance Committee recommended nominees for a position on the Mercury Board. The qualifications to be considered by the Nominating and Corporate Governance Committee include judgment, diversity, age, skills, background and experience in light of the Mercury Board's present composition and the current challenges and needs of the Mercury Board and its committees. The Nominating and Corporate Governance Committee will take into account the independence, financial literacy and financial expertise standards required under our Corporate Governance Guidelines, the board committees' charters and applicable laws and regulations, and the ability of the candidate in light of the candidate's present activities and our Corporate Governance Guidelines to devote the necessary time and attention to serving as a director and a committee member. Our Corporate Governance Guidelines contain a policy that no director who is not the chief executive officer of a public company should serve on the boards of more than 5 public companies while serving on the Mercury Board and that no director who is the chief executive officer of a public company should serve on the boards of more than 3 public companies (inclusive of the company for which such director serves as chief executive officer) while serving on the Mercury Board. The policy further provides that no member of the Audit Committee of the Mercury Board may simultaneously serve on the audit committees of more than 3 public companies, including Mercury. Each director must represent the interests of all stockholders.

        Identifying and Evaluating Nominees for Directors.    The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the board, and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current board members, professional search firms engaged by us, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. As described above, the Nominating and Corporate Governance Committee considers certain properly submitted stockholder nominations for candidates for the board. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Corporate Governance Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for Mercury's annual meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms engaged by us or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the board.

  Lead Director

        Mr. Clyde Ostler served as our lead director from December 2004 to November 2005. The duties of the lead director include: (i) presiding at all meetings of the board at which the Chairman is not present, including executive sessions of the independent directors, (ii) serving as a liaison between the Chairman and the independent directors, (iii) approving information sent to the board, (iv) approving the meeting agenda for the board, and (v) approving meeting schedules to assure that there is sufficient time for discussion of all items. Further, the lead director has authority to call meetings of the independent directors and, if requested by major stockholders, ensures that he is available for consultation and direct communication. In December 2005, Mr. Ostler resigned as lead director in connection with the appointment of Giora Yaron, a non-employee director in November 2005, as Chairman of the Mercury Board, replacing our former Chief Executive Officer, Amnon Landan. Dr. Yaron's appointment as Chairman eliminated the need for a lead director. On December 15, 2005, Mercury's bylaws were amended to reflect that the Chairman of the Mercury Board shall be selected by the Mercury Board from the independent directors of the Mercury Board.

  Executive Sessions

        Executive sessions of non-employee directors are held periodically. The sessions are scheduled and chaired by the Chairman of the Mercury Board, a non-employee director of Mercury. Any non-employee director can request that an additional executive session be scheduled.

  Communications with the Board

        Individuals may communicate with the Mercury Board by submitting an e-mail to boardofdirectors@mercury.com. Communications that are intended specifically for non-employee directors should be sent to the e-mail address above to the attention of the Chairman of the Nominating and Corporate Governance Committee.

  Code of Business Conduct and Ethics

        In December 2005, the Nominating and Corporate Governance Committee and the Mercury Board amended our Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our senior financial officers to address various recommendations of the Special Committee of the Mercury Board, including the addition of provisions regarding (i) screening of certain supervisory employees, officers and directors for criminal background and regulatory violations, (ii) corporate record keeping guidelines, (iii) guidelines for doing business with the government, (iv) foreign corrupt practice guidelines, (v) compliance with economic sanctions and export controls, and (vi) ethics obligations for employees with financial reporting obligations. Our Code of Business Conduct and Ethics is posted on our website and can be accessed electronically at http://www.mercury.com/us/pdf/company/code-business-conduct-ethics-final.pdf.

DIRECTORS' COMPENSATION

        On February 23, 2005, the Nominating and Corporate Governance Committee recommended, and the Mercury Board approved, an increase in the annual retainer for non-employee directors from $40,000 to $70,000 and an additional annual retainer of $20,000 to be paid to the lead director, effective February 23, 2005. On December 14, 2005, the Nominating and Corporate Governance Committee eliminated the position of lead director and determined that the Chairman of the Mercury Board will receive an additional annual retainer of $30,000, effective November 1, 2005. Our employee directors do not receive any additional compensation for their services on the board. In addition, our directors are reimbursed for their expenses in attending out-of-town meetings.

        Under Mercury's 1994 Directors' Stock Option Plan, as amended, non-employee directors are automatically granted an initial option to purchase 50,000 shares of Common Stock when they first join the Mercury Board, and thereafter receive annual grants to purchase 10,000 shares of Common Stock on their date of re-election to the Mercury Board. The initial option grant vests as to 20% of the shares on the date of each of the first five annual meetings of stockholders after the date of grant and the annual option grant vests in whole on the fifth anniversary of the date of grant, in each case if the director has continually served as a director until the vesting date. Options granted under the Directors' Plan have a ten-year term and terminate 30 days after the director ceases to be one of our directors, or six months after such time, if the termination of board service is due to death or disability.

        The following table sets forth the compensation earned in fiscal 2005 for each of our non-employee directors:

Name	Cash Retainer($)	Lead Director Retainer($)	Chairman Retainer($)	Total Cash Compensation($)	Equity Grants(#)(3)
Brad Boston	$65,644	—	—	$65,644	10,000
Joseph Costello(1)	—	—	—	—	—
Stanley Keller(1)	—	—	—	—	—
Igal Kohavi	65,644	—	—	65,644	10,000
Clyde Ostler(2)	65,644	$13,753	—	79,397	10,000
Yair Shamir	65,644	—	—	65,644	10,000
Giora Yaron(2)	65,644	—	$5,014	70,658	10,000

(1)
Messrs. Costello and Keller were appointed to the Mercury Board in February 2006.

(2)
Mr. Ostler served as lead director until November 1, 2005 when the position of lead director was eliminated. Also on November 1, 2005, Dr. Yaron, a non-employee director, was appointed as Chairman of the Mercury Board in place of Mr. Landan.

(3)
These options were granted on May 19, 2005 with an exercise price of $44.50, representing the fair market value of the Common Stock on such date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to beneficial ownership of our Common Stock as of August 1, 2006 for:

  •
  each person who we know beneficially owns more than 5% of the Common Stock;

  •
  each of our directors;

  •
  each executive officer named in the Summary Compensation Table below; and

  •
  all of our directors and executive officers as a group.

Name and Address of Beneficial Owner(2)	Shares of Common Stock Beneficially Owned(1)	Percentage Ownership
UBS AG(3) Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	9,178,710	10.29%
S.A.C. Capital Advisors, LLC(4) 72 Cummings Point Road Stamford, Connecticut 06902	5,690,000	6.38%
Wellington Management Company, LLP(5) 75 State Street Boston, MA 02109	5,308,504	5.95%
J. & W. Seligman & Co. Incorporated(6) 100 Park Avenue New York, New York 10017	4,935,400	5.53%
Massachusetts Financial Services Company(7) 500 Boylston Street Massachusetts, MA 02116	4,771,272	5.35%
Anthony Zingale(8)(9)	480,000	*
David J. Murphy(8)(10)	145,000	*
James Larson(8)(11)	692,754	*
Yuval Scarlat(8)(12)	383,230	*
Brian A. Stein(13)	23,437	*
Amnon Landan	35,572	—
Douglas Smith	4,059	—
Giora Yaron(14)	20,000	*
Brad Boston(15)	20,000	*
Joseph Costello	—	—
Stanley Keller	—	—
Igal Kohavi(16)	20,000	*
Clyde Ostler(17)	42,500	*
Yair Shamir(18)	60,000	*
All directors and officers as a group (15 persons)(19)	1,926,552	2.12%*

*
Less than 1%.

(1)
Except as otherwise indicated in the footnotes to this table, percentage ownership is based on 89,197,029 shares of Common Stock outstanding as of August 1, 2006. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of August 1, 2006 are deemed to be outstanding for the purpose of computing the percentage ownership of a person or entity in this table, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. All references to exercisable or vested options below exclude any accelerated vesting that may occur as a result of the consummation of the Offer and the Merger.

(2)
Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

(3)
Beneficial ownership information is based on information reported on Schedule 13G/A filed with the SEC on February 14, 2006, by UBS AG (for the benefit and on behalf of the Traditional Investments division of the UBS Global Asset Management business group of UBS AG). Of the reported shares, UBS AG reports that it has sole voting power with respect to 5,341,210 shares and shared dispositive power with respect to 9,178,710 shares. UBS AG disclaims beneficial ownership of such securities and further states that the filing reflects the securities beneficially owned by the Traditional Investments division of the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates.

(4)
Beneficial ownership information is based on information reported on Schedule 13G filed with the SEC on July 5, 2006, by S.A.C. Capital Advisors, LLC and certain of its affiliates. The Schedule was jointly filed by (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors"), with respect to shares of Common Stock beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"); (ii) S.A.C. Capital Management, LLC ("SAC Capital Management"), with respect to shares of Common Stock beneficially owned by SAC Capital Associates; (iii) SAC Capital Associates, with respect to shares of Common Stock beneficially owned by it; (iv) CR Intrinsic Investors, LLC ("CR Intrinsic Investors"), with respect to shares of Common Stock beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments"); (v) Canvas Capital Management, LP ("Canvas Capital Management"), with respect to shares of Common Stock beneficially owned by Canvas Capital Associates, LLC ("Canvas Capital Associates"); and (iv) Steven A. Cohen, with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, CR Intrinsic Investors, CR Intrinsic Investments, Canvas Capital Management and Canvas Capital Associates. The principal business addresses for the S.A.C. affiliates are as follows: (i) S.A.C. Capital Advisors, LLC, C.R. Intrinsic Investors, LLC, and Steven A. Cohen: 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) S.A.C. Capital Management, LLC 540 Madison Avenue, New York, New York 10022, (iii) S.A.C. Capital Associates, LLC: P.O. Box 58, Victoria House, The Valley, Anguilla British West Indies, and (iv) Canvas Capital Management, LP: 101 California Street, Suite 4225, San Francisco, California 94111. The Schedule reports shared voting and dispositive power of 5,290,000 shares for SAC Capital Advisors, SAC Capital Associates and SAC Capital Management. The Schedule Reports shared voting and dispositive power of 200,000 shares for CR Intrinsic Investors and Canvas Capital Associates. The Schedule reports Steven A. Cohen may be deemed to beneficially own 5,690,000 shares.

(5)
Beneficial ownership information is based on information reported on Schedule 13G/A filed with the SEC on July 10, 2006, by Wellington Management Company, LLP ("Wellington"). Of the reported shares, Wellington reports that it has shared voting power with respect to 3,340,854 shares and shared dispositive power with respect to 5,308,504 shares.

(6)
Beneficial ownership information is based on information reported on Schedule 13G filed with the SEC on February 13, 2006, by J. & W. Seligman & Co., Incorporated ("JWS"). Of the reported shares, JWS reports that it has shared voting and shared dispositive power with respect to 4,935,400 shares. William C. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares reported by JWS.

(7)
Beneficial ownership information is based on information reported on Schedule 13G filed with the Securities and Exchange Commission on August 10, 2005, by Massachusetts Financial Services Company ("MFSC"). MFSC is reported as the beneficial owner with sole voting and investment power over the shares reported as beneficially owned by them.

(8)
Includes shares subject to outstanding options that are currently exercisable or exercisable within 60 days of August 1, 2006. Because certain options granted by Mercury pursuant to its Amended and Restated 1999 Stock Option Plan and Amended and Restated 1989 Stock Option Plan to the executive officers listed above are immediately exercisable whether or not vested, those immediately exercisable options have been treated as currently exercisable for purposes of the table above. However, Mercury has a right to repurchase, upon the optionee's termination of employment, any shares acquired by the optionee through the exercise of any unvested options. This repurchase right lapses over time.

(9)
Represents 480,000 shares subject to stock options held by Mr. Zingale that are exercisable within 60 days of August 1, 2006, of which 233,124 shares will be vested as of such date.

(10)
Represents 145,000 shares subject to stock options held by Mr. Murphy that are exercisable within 60 days of August 1, 2006, of which 100,832 shares will be vested as of such date.

(11)
Includes 688,479 shares subject to stock options held by Mr. Larson that are exercisable within 60 days of August 1, 2006, of which 588,999 shares will be vested as of such date.

(12)
Includes 379,583 shares subject to stock options held by Mr. Scarlat that are exercisable within 60 days of August 1, 2006, of which 364,478 shares will be vested as of such date.

(13)
Represents 23,437 shares subject to stock options held by Mr. Stein that are exercisable within 60 days of August 1, 2006, all of which will be vested as of such date.

(14)
Represents 20,000 shares subject to stock options held by Dr. Yaron that are exercisable within 60 days of August 1, 2006, all of which will be vested as of such date.

(15)
Represents 20,000 shares subject to stock options held by Mr. Boston that are exercisable within 60 days of August 1, 2006, all of which will be vested as of such date.

(16)
Represents 20,000 shares subject to stock options held by Dr. Kohavi that are exercisable within 60 days of August 1, 2006, all of which will be vested as of such date.

(17)
Includes 40,000 shares subject to stock options held by Mr. Ostler that are exercisable within 60 days of August 1, 2006, all of which will be vested as of such date.

(18)
Includes 40,000 shares registered in the name of Goldfarb & Levy and held on behalf of Mr. Shamir and 20,000 shares subject to stock options held by Mr. Shamir that are exercisable within 60 days of August 1, 2006, all of which will be vested as of such date.

(19)
Includes one additional executive officer not listed above, who possesses no shares subject to stock options that are exercisable within 60 days of August 1, 2006.

EXECUTIVE COMPENSATION AND OTHER INFORMATION
CONCERNING EXECUTIVE OFFICERS

Executive Compensation

        The following table sets forth certain summary information for the years ended December 31, 2005, 2004, and 2003, respectively, concerning the compensation paid and awarded to (a) the Company's Chief Executive Officer, (b) the Company's four most highly compensated executive officers whose salaries and bonuses exceeded $100,000 and who were serving as executive officers as of December 31, 2005, and (c) former executive officers who, if they were serving as executive officers of the Company as of December 31, 2005, would have been included in the below table pursuant to the rules of the SEC. These individuals are referred to collectively as the "Named Executive Officers."

	Annual Compensation							Long-Term Compensation
Name and Principal Position	Year	Salary($)		Bonus($)		Other Annual Compensation($)		Securities Underlying Options(#)	All Other Compensation($)
Anthony Zingale Chief Executive Officer and President	2005 2004 2003	$501,923 41,667 —		$660,000 — —	(1)	$1,000,000 44,200 58,750	(4) (5) (6)	50,000 410,000 10,000	$470 48 —	(19) (19)
David J. Murphy Senior Vice President and Chief Financial Officer	2005 2004 2003	333,333 268,750 259,968		400,000 138,000 100,000	(1) (2) (3)	25,000 — —	(7)	125,000 25,000 —	1,470 1,576 1,484	(20) (20) (20)
James Larson Senior Vice President of Worldwide Field Operations	2005 2004 2003	300,000 250,000 220,000		300,000 25,000 —	(1) (2)	40,941 223,320 257,546	(8) (9) (10)	25,000 150,000 100,000	1,470 1,576 1,484	(20) (20) (20)
Yuval Scarlat Senior Vice President, Products	2005 2004 2003	321,115 286,250 275,000		250,000 145,000 100,000	(1) (2) (3)	— — —		25,000 — 125,000	1,470 1,576 1,484	(20) (20) (20)
Brian A. Stein Chief Accounting Officer	2005 2004 2003	171,730 — —		155,000 — —	(11)	— — —		75,000 — —	1,277 — —	(20)
Amnon Landan Former Chairman and Chief Executive Officer	2005 2004 2003	742,448 750,000 750,000		— 800,000 400,000	(2) (3)	78,472 73,016 51,120	(12) (13) (14)	100,000 — 600,000	1,470 1,576 1,484	(20) (20) (20)
Douglas Smith Former Chief Financial Officer	2005 2004 2003	362,498 350,000 350,000	(15)	— 350,000 250,000	(2) (3)	95,826 98,999 84,111	(16) (17) (18)	30,000 — 200,000	13,391 1,576 1,461	(21) (20) (20)

(1)
Represents bonuses earned in 2005 and paid in 2006.

(2)
Represents bonuses earned in 2004 and paid in 2005.

(3)
Represents bonuses earned in 2003 and paid in 2004.

(4)
Represents a bonus in connection with Mr. Zingale's appointment as Chief Executive Officer in November 2005.

(5)
Represents non-employee director fees of $37,500 and legal expenses of $6,700 paid by the Company on behalf of Mr. Zingale in connection with the negotiation of Mr. Zingale's employment agreement in 2004.

(6)
Represents non-employee director fees of $28,750 and a cash bonus in connection with the acquisition of Kintana, Inc. of $30,000.

(7)
Represents a retention bonus paid in January 2005.

(8)
Represents commissions paid in 2005.

(9)
Represents commissions paid in 2004.

(10)
Represents commissions of $232,488 paid in 2003, as well as a vehicle allowance of $17,566 and premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Larson during 2003 for supplemental medical reimbursement insurance in an aggregate amount of $7,492.

(11)
Represents a bonus of $80,000 earned in 2005 and paid in 2006, as well as a sign-on bonus of $75,000 paid to Mr. Stein in three installments during 2005.

(12)
Represents premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Landan during 2005 for supplemental medical reimbursement insurance in an aggregate amount of $50,158, as well as a vehicle allowance of $18,667, legal expenses of $7,500 paid by the Company during 2005 on behalf of Mr. Landan in connection with the negotiation of Mr. Landan's employment agreement, and an executive trip valued at $2,147 for which the Company paid.

(13)
Represents premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Landan during 2004 for supplemental medical reimbursement insurance in an aggregate amount of $34,126, as well as a vehicle allowance of $28,000 and legal expenses of $10,890 paid by the Company during 2004 on behalf of Mr. Landan in connection with the negotiation of Mr. Landan's employment agreement.

(14)
Represents premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Landan during 2003 for supplemental medical reimbursement insurance in an aggregate amount of $23,120, as well as a vehicle allowance of $28,000.

(15)
Includes an aggregate payment of $54,806 to Mr. Smith made in November 2005 for accrued vacation and accrued paid time off in connection with his resignation.

(16)
Represents premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Smith during 2005 for supplemental medical reimbursement insurance in an aggregate amount of $7,826, as well as car service arrangements (and tax reimbursement related to such car service) in an aggregate amount of $88,000.

(17)
Represents premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Smith during 2004 for supplemental medical reimbursement insurance in an aggregate amount of $9,826, as well as car service arrangements (and tax reimbursement related to such car service) in an aggregate amount of $89,173.

(18)
Represents premiums, claim amounts and administrative fees paid by the Company on behalf of Mr. Smith during 2003 for supplemental medical reimbursement insurance in an aggregate amount of $11,841, as well as car service arrangements (and tax reimbursement related to such car service) in an aggregate amount of $72,270.

(19)
Represents term life insurance premiums.

(20)
Represents $1,000 in matching contributions to employee 401(k) Plan, as well as term life insurance premiums.

(21)
Represents a transition payment of $12,000 made to Mr. Smith in December 2005 following his resignation as required by the terms of his employment agreement, as well as $1,000 in matching contributions to employee 401(k) Plan. The remainder represents term life insurance premiums.

        The foregoing executive compensation table does not include certain fringe benefits generally made available on a non-discriminatory basis to all of our employees such as health insurance, which we consider to be ordinary and incidental business costs and expenses. We also have not included in the table the aggregate value of perquisites and other personal benefits (including car allowances and supplemental medical reimbursement insurance) received by the executive officers named above for any period in which the aggregate value of such perquisites and other personal benefits is less than the lesser of (a) 10% of the total of salary and bonus reported for such executive officer during such period or (b) $50,000.

Option Grants in Last Fiscal Year

        The following table sets forth each grant of stock options made during the year ended December 31, 2005 to each of the Named Executive Officers:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)(1)
Name			Exercise or Base Price ($/SH))
				Expiration Date	5%($)	10%($)
Anthony Zingale	50,000	1.61	48.94	02/03/2015	1,538,905	3,899,888
David J. Murphy	25,000	0.81	48.94	02/03/2015	769,453	1,949,944
	100,000	3.22	35.00	11/01/2015	2,201,131	5,578,099
James Larson	25,000	0.81	48.94	02/03/2015	769,453	1,949,944
Yuval Scarlat	25,000	0.81	48.94	02/03/2015	769,453	1,949,944
Brian A. Stein	75,000	2.42	38.80	07/15/2015	1,830,083	4,637,791
Amnon Landan	100,000	3.22	48.94	02/03/2015	3,077,810	7,799,776
Douglas Smith	30,000	0.97	48.94	02/03/2015	923,343	2,339,933

(1)
An aggregate of 3,105,340 options to purchase shares of common stock of Mercury were granted to employees during 2005 under the Amended and Restated 2000 Supplemental Stock Option Plan and the Amended and Restated 1999 Stock Option Plan.

(2)
These columns show the hypothetical gains or "option spreads" of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten year term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent any estimate or projection of future common stock prices.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table provides certain information concerning the exercises of options by each of the Named Executive Officers during the year ended December 31, 2005, including the aggregate value of gains on the date of exercise:

			Number of Securities Underlying Unexercised Options at Fiscal Year End(#)(1)			Value of Unexercised In-the-Money Options at Fiscal Year End($)(2)
	Number of Shares Acquired on Exercise(#)
Name		Value Realized($)(1)
			Exercisable		Unexercisable	Exercisable		Unexercisable
Anthony Zingale	—	—	470,000		40,000	134,600		134,600
David J. Murphy	25,000	359,531	145,000		100,000	—		—
James Larson	—	—	669,729		27,084	227,868		—
Yuval Scarlat	—	—	356,145		33,855	—		—
Brian A. Stein	—	—	—		75,000	—		—
Amnon Landan	—	—	3,762,916	(3)	—	21,303,109	(3)	—
Douglas Smith	—	—	272,708		—	—		—

(1)
Under the Amended and Restated 1999 Stock Option Plan and Amended and Restated 1989 Stock Option Plan, certain options listed in this table are immediately exercisable whether or not vested. Shares purchased upon exercise of unvested options are subject to repurchase by Mercury, at its option, at cost, upon the optionee's termination of employment.

(2)
Calculated by determining the difference between the closing price of Mercury's common stock on the NASDAQ Global Market on the date of exercise, or year-end ($27.79), as the case may be,

  and the exercise price of the in-the-money options. Such numbers do not reflect amounts actually realized upon sale of the shares by such officers.

(3)
As disclosed in the Company's Current Report on Form 8-K filed with the SEC on February 2, 2006, the Company entered into an amendment agreement with Mr. Landan dated January 27, 2006, pursuant to which the Company and Mr. Landan agreed, among other things, that Mr. Landan would return to the Company for cancellation his option to acquire 700,000 shares of Common Stock with a record grant date of January 8, 2001, and that the exercise prices of certain of Mr. Landan's options would be increased (which repricing occurred after fiscal 2005). In addition, as disclosed in the Company's Current Report on Form 8-K filed with the SEC on June 8, 2006, the Special Committee of the Mercury Board declared void and cancelled options to purchase an additional 2,625,416 shares of Common Stock granted to Mr. Landan between 1997 and 2002. Since these cancelled and voided options were outstanding as of December 31, 2005, they are included in the table above pursuant to SEC disclosure rules. However, none of Mr. Landan's options were exercised during 2006 prior to their termination or cancellation.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

Current Named Executive Officers

  Anthony Zingale

        On February 8, 2006, the Company entered into an employment agreement with Mr. Zingale providing for an annual base salary, effective as of November 1, 2005, of $800,000 and eligibility for an annual performance bonus with a target of 100% of his base salary. Mr. Zingale received a $1 million sign-on bonus. Mr. Zingale would be eligible for an additional $1 million bonus payable in the second quarter of fiscal year 2007 subject to milestones to be determined by the Mercury Board. The employment agreement also provides that Mr. Zingale's previously issued stock option grants for 400,000 shares of Common Stock (issued in connection with Mr. Zingale's original employment agreement) and 50,000 shares of Common Stock (issued as part of the Company's annual refresh grants during 2005) would remain exercisable until the later of the fifteenth day of the tenth month or the December 31st that follows the termination of Mr. Zingale's employment for any reason (subject to earlier termination under the terms of the Company's Amended and Restated 1999 Stock Option Plan or the expiration date or maximum term defined in the applicable award agreement evidencing the option). In addition, the employment agreement provides that Mr. Zingale would, in the event the Mercury Board grants annual refresh grants to other executives during 2006, be eligible to receive an option to purchase 500,000 shares of Common Stock, which option would have an exercise price equal to the fair market value of the Common Stock on the date of grant, would vest at 1/48 per month over four years and would remain exercisable for a period of twelve months following the termination of Mr. Zingale's employment for any reason (subject to earlier termination under the terms of the Company's Amended and Restated 1999 Stock Option Plan or the expiration date or maximum term defined in the applicable award agreement evidencing the option). Mr. Zingale would also participate in other employee benefit programs and receive any perquisites available to other executives of the Company.

        If Mr. Zingale's employment is terminated by the Company without cause or by Mr. Zingale for good reason (as those terms are defined in his employment agreement) before a change of control, Mr. Zingale would receive (i) a severance payment equal to one year (or two years, if he has been employed for more than four years from the effective date of his employment agreement at the time of termination) of base salary and target bonus in effect as of the date of termination, (ii) continued coverage under the Company's health, life, dental and other insurance programs for the one- or two-year (as applicable) severance pay period, and (iii) accelerated vesting of his outstanding options that would have vested, absent the end of employment, during the one- or two-year (as applicable) severance pay period following termination.

        Mr. Zingale's change of control agreement provides Mr. Zingale with increased severance benefits if his employment is terminated by the Company without cause or by him for good reason within eighteen (18) months after a change of control. For a description of Mr. Zingale's change of control agreement, see Item 3 of the Schedule 14D-9 that accompanies this Information Statement.

  David J. Murphy

        On March 16, 2006, the Company entered into an employment agreement with Mr. Murphy providing for an annual base salary, effective as of April 1, 2006, of $400,000, and eligibility for an annual performance bonus with a target of 100% of his base salary. The employment agreement also provides that Mr. Murphy's previously issued stock option grants for (i) 240,000 shares of Common Stock (issued in December 2002), (ii) 25,000 shares of Common Stock (issued in December 2004), (iii) 25,000 shares of Common Stock (issued in February 2005), and (iv) 100,000 shares of Common Stock (issued in November 2005), would remain exercisable until the later of the fifteenth day of the third month following the date at which the option would otherwise have expired under the terms of the option at its original grant date, or the December 31st that follows the termination of Mr. Murphy's employment for any reason (subject to earlier termination under the terms of the Company's Amended and Restated 1999 Stock Option Plan or the expiration date or maximum term defined in the applicable award agreement evidencing the option). In addition, the employment agreement provides that the Mercury Board or its Compensation Committee would, as part of the Company's annual refresh grants to executives during 2006, approve the grant of an option to Mr. Murphy to purchase 100,000 shares of Common Stock, which option would have an exercise price equal to the fair market value of the common stock on the date of grant, would vest at 1/48 per month over four years and would remain exercisable for a period of twelve months following the termination of Mr. Murphy's employment for any reason (subject to earlier termination under the terms of the Company's Amended and Restated 1999 Stock Option Plan and the expiration date and maximum term defined in the applicable award agreement evidencing the option). Mr. Murphy would also participate in other employee benefit programs and receive any perquisites available to other executives of the Company.

        If Mr. Murphy's employment is terminated by the Company without cause or by Mr. Murphy for good reason (as those terms are defined in the Employment Agreement) before a change of control, Mr. Murphy would receive (i) a severance payment equal to one year (or two years, if termination of his employment occurs after November 1, 2009) of base salary and target bonus in effect as of the date of termination, (ii) continued coverage under the Company's health, life, dental and other insurance programs for up to the one- or two-year (as applicable) severance pay period, and (iii) accelerated vesting of his outstanding options (and any other equity compensation awards then outstanding) that would have vested, absent the end of employment, during the one- or two-year (as applicable) severance pay period following termination.

        On June 15, 2006, the Company entered into an amendment to Mr. Murphy's employment agreement. The amendment provides that Mr. Murphy is eligible to receive a retention bonus in the aggregate amount of $1,500,000, payable in two installments if Mr. Murphy remains employed with the Company on each such date, with $500,000 payable on January 15, 2007 and $1,000,000 payable on January 15, 2008. If before a change of control, Mr. Murphy resigns without good reason or his employment is terminated by the Company for cause, he will forfeit the full amount of the bonus previously paid to him. He will receive any remaining unpaid portion of the bonus (and will not be required to repay any previously paid portion of the bonus) if his employment is terminated by the Company without cause or by Mr. Murphy for good reason (as those terms are defined in Mr. Murphy's employment agreement), or if after a change of control, his employment terminates for any reason.

        Mr. Murphy's change of control agreement provides Mr. Murphy with increased severance benefits if his employment is terminated by the Company without cause or by him for good reason within eighteen (18) months after a change of control. For a description of Mr. Murphy's change of control agreement, see Item 3 of the Schedule 14D-9 that accompanies this Information Statement.

  Other Current Named Executive Officers

        None of Messrs. Larson, Scarlat or Stein has an employment agreement with the Company. For a description of the change of control agreements with each of Messrs. Larson, Scarlat and Stein, which provide severance benefits if the officer's employment is terminated by the Company without cause or by the officer for good reason within eighteen (18) months after a change of control, see Item 3 of the Schedule 14D-9 that accompanies this Information Statement.

Former Named Executive Officers

        In accordance with SEC disclosure requirements, below are descriptions of the employment agreements of Mr. Amnon Landan, our former Chief Executive Officer, and Mr. Douglas Smith, our former Chief Financial Officer, because they are deemed to be Named Executive Officers for fiscal 2005. However, both Messrs. Landan and Smith resigned from their positions on November 1, 2005. As a result, neither of their employment agreements is currently in effect. The Company also entered into certain agreements with each of Messrs. Landan and Smith in connection with their departures from the Company, as described below.

  Amnon Landan

        On February 11, 2005, the Company entered into an employment agreement with Mr. Landan, with a term through December 31, 2007. Under the agreement, Mr. Landan would receive an initial annual base salary of $750,000 and be eligible for an annual performance bonus with a target of 100% of his base salary. If during the term of the agreement, Mr. Landan's employment ended because of an involuntary termination (including termination by the Company without cause or resignation by Mr. Landan for certain reasons defined in the agreement), he would receive: (i) severance payment equal to 75% of his annual base salary and target bonus; (ii) present value lump sum payment of a long-term service bonus, based on his term of service; (iii) 36 months of Company-paid health care coverage; (iv) pro-rated target bonus for the year of termination; (v) 24 months' accelerated vesting of his stock options or other equity awards; (vi) 12 months to exercise any options granted after the date of the agreement or any options that had exercise prices above the fair market value of the Common Stock on the date of the employment agreement; and (vii) vesting of any outstanding award under any long-term incentive plan (or, for any award for which the performance period has not been completed, vesting of a pro rata portion of the award). In the event an involuntary termination occurred (or Mr. Landan died while employed by the Company) within 18 months after a change of control of the Company, Mr. Landan would receive all of the severance benefits described above, except that all of his stock options would become fully vested and his severance payment would be equal to 175% of his annual base salary and target bonus.

        On November 1, 2005, the Company entered into an agreement with Mr. Landan, pursuant to which Mr. Landan resigned from his positions as Chief Executive Officer and member of the Mercury Board effective immediately. On May 15, 2006, the Special Committee of the Mercury Board determined that Mr. Landan should be treated as having been terminated for cause under the terms of his employment agreement. As a result, he was not paid any severance benefits due under his employment agreement.

        The Company entered into an amendment dated January 27, 2006 to the November 1, 2005 agreement with Mr. Landan. Pursuant to the amendment, the Company and Mr. Landan agreed that Mr. Landan would not exercise his then outstanding and vested options prior to June 15, 2006 without prior notice from the Special Committee of the Mercury Board. The Company and Mr. Landan also agreed that Mr. Landan would return to the Company for cancellation the option to acquire 700,000 shares of Common Stock with a record grant date of January 8, 2001, and that the exercise prices of certain of Mr. Landan's options would be increased. On June 7, 2006, Mercury declared void and cancelled an additional 2,625,416 options granted to Mr. Landan between 1997 and 2002.

        The Company entered into a second amendment dated July 28, 2006 to the November 1, 2005 agreement with Mr. Landan. Pursuant to the second amendment, the Company and Mr. Landan agreed that Mr. Landan would not exercise his options to acquire 437,500 shares of Common Stock that were granted with a grant date of January 3, 2003 and that he no longer would have any right to or interest in, or any value from, these options. The Company and Mr. Landan further agreed that if, on or before the cutoff date (as defined below), the Company and Mr. Landan reach a settlement of the Company's pending claims against Mr. Landan, Mr. Landan will receive against any amount that he agrees to pay to the Company a credit of the lesser of (i) the settlement amount or (ii) $2,817,500 (which was the difference between the exercise price of the 2003 options and the closing price of an equivalent number of shares of the Common Stock on July 14, 2006 of $37.85 per share). The cutoff date means the later of March 15, 2007 or such other date on which such credit can be granted without subjecting Mr. Landan to liability for additional taxes under Section 409A of the Internal Revenue Code. Other than as set forth above, the Company and Mr. Landan agreed that the execution of the November 1, 2005 agreement, and all amendments thereafter, did not constitute a release of any claims that either party may have against the other, and each party reserved all of their rights under these agreements.

  Douglas Smith

        On August 28, 2000, Mercury entered into an employment agreement with Mr. Smith. The terms of the employment agreement provided for an initial annual base salary of $350,000 and eligibility to receive specified target bonuses. If Mr. Smith's full-time employment was terminated for any reason, other than death, Mr. Smith would have the right to remain a part-time employee of the Company for up to one year from the date of termination of full-time employment with a part-time salary of at least $1,000 per month.

        On October 31, 2005, the Company entered into an agreement with Mr. Smith pursuant to which the parties agreed that Mr. Smith's existing stock options dated November 2, 2001 would be repriced to the closing price of the Common Stock on the day in November 2001 that these grants were actually determined. In addition the parties agreed that, to the extent Mr. Smith had previously exercised options, he would pay to the Company the difference between the exercise price of the options and the closing price of the Common Stock on the day in November 2001 that the grants were actually determined. On November 30, 2005, the Company and Mr. Smith agreed to increase the exercise price of Mr. Smith's options to purchase 120,000 shares of Common Stock underlying his option agreement dated November 2, 2001 from $24.29 per share to $28.05 per share, and Mr. Smith agreed to pay to the Company the difference between Mr. Smith's original exercise price and the agreed-upon exercise price of $28.05 for each share he previously acquired upon exercise of that option.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee is currently composed of Messrs. Boston, Costello, and Ostler. No member of the Compensation Committee is an officer or employee of Mercury. No member of the Compensation Committee or executive officer of Mercury served as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of the Mercury Board or Compensation Committee. Mr. Zingale is excluded from discussions regarding his own salary and incentive compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Anthony Zingale, one of our directors, and our Chief Executive Officer and President, served as a director of Interwoven, Inc. until July 2006. During fiscal 2005, we entered into two transactions with Interwoven for the license of our products and maintenance services to Interwoven for an aggregate of approximately $33,200. In addition, we entered into four transactions with Interwoven for the license of Interwoven products or the renewal of maintenance services for Interwoven products licensed to Mercury for an aggregate of $435,463. We believe that the transactions with Interwoven were on terms no more favorable than those with unrelated parties and that Mr. Zingale had no direct or indirect material interest in these transactions.

        Clyde Ostler, one of our directors, is an executive officer of Wells Fargo & Company, a financial company and a company with which we do business. In 2005, we entered into transactions for the license of products and the sale of services to Wells Fargo & Company and its affiliates of approximately $8.2 million. In addition, in 2005, we maintained cash deposit accounts with Wells Fargo & Company with a weighted average balance of approximately $3.6 million and an investment account related to investments in our Israeli research and development facility with a weighted average balance of approximately $140.0 million. We also have a $5.0 million credit facility with Wells Fargo Bank. We believe that our transactions with Wells Fargo & Company were on terms no more favorable than those with unrelated parties and that Mr. Ostler has not had and will not have a direct or indirect material interest in these transactions.

        Brad Boston, one of our directors, is the Senior Vice President and Chief Information Officer for Cisco Systems, Inc. In 2005 we entered into transactions for the license of products and the sale of services to Cisco for an aggregate of approximately $1.8 million. We believe that these transactions with Cisco were on terms no more favorable than those with unrelated parties and that Mr. Boston had no direct or indirect material interest in these transactions.

        Yair Shamir, one of our directors, is the Chairman of the Board of Israel Aircraft Industries (IAI). During fiscal year 2005, we entered into three transactions with IAI for the license of our products and maintenance services for an aggregate of approximately $50,850. We believe that the transactions with IAI were on terms no more favorable than those with unrelated parties and that Mr. Shamir had no direct or indirect material interest in these transactions.

        We have entered into indemnification agreements with our former and current directors and executive officers. The indemnification agreements require us to indemnify our former and current directors and officers to the fullest extent permitted by Delaware law and require us to advance to them expenses incurred as a result of any proceeding against them as to which they could be indemnified pursuant to the terms of the indemnification agreements. In connection therewith, we have advanced, and will continue to advance, some of our current and former directors and executive officers expenses they incurred as a result of proceedings against them as to which they could be indemnified. If any such director or executive officer is subsequently determined not to be eligible for indemnification in accordance with the terms of his or her indemnification agreement, the amount of the expenses that we have advanced to such director or executive officer are to be repaid by such director or executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

        Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2005.

ANNEX II

OPINION OF GOLDMAN SACHS & CO.

July 25, 2006

Board of Directors
Mercury Interactive Corporation
379 North Whisman Road
Mountain View, CA 94043

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.002 per share (the "Shares"), of Mercury Interactive Corporation (the "Company") of the $52.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 25, 2006 (the "Agreement"), among Hewlett-Packard Company ("HP"), Mars Landing Corporation, a wholly owned subsidiary of HP ("Merger Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Merger Sub will pay $52.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by HP, Merger Sub or the Company or by any direct or indirect wholly owned subsidiary of HP, Merger Sub or the Company) will be converted into the right to receive $52.00 in cash.

        Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to the Company from time to time. In addition, we have provided certain investment banking services to HP from time to time, including having acted as financial advisor to HP in connection with its acquisition of Compaq Computer Corp. in May 2002 and as co-manager with respect to a public offering of HP's Floating Rate Global Notes due May 22, 2009 (aggregate principal amount $1,000,000,000) in May 2006. We also may provide investment banking services to the Company and HP in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

        Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, HP and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and HP for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended

II-1

December 31, 2004 and an amended Annual Report on Form 10-K/A of the Company for the year ended December 31, 2004 (the "2004 10-K/A"); certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain internal unaudited financial information for the Company for the year ended December 31, 2005 (the "Internal 2005 Financial Statements"); certain summary financial information for the each of the quarters ended March 31 and June 30, 2006; and certain internal financial analyses and forecasts for the Company for periods up to and including the year ended December 31, 2007 prepared by its management (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

        We have relied upon the accuracy and completeness of all of the financial and accounting information, including the information restated by the Company in the 2004 10-K/A and the Internal 2005 Financial Statements, and all of the legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $52.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/S/ GOLDMAN, SACHS & CO (GOLDMAN, SACHS & CO.)

II-2

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262.    Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

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  either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the

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Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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SIGNATURE
MERCURY INTERACTIVE CORPORATION 379 NORTH WHISMAN ROAD MOUNTAIN VIEW, CALIFORNIA 94043-3969 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
DIRECTORS' COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
OPINION OF GOLDMAN SACHS & CO.
APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW